UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

                        Devine Entertainment Corporation
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

       Ontario, Canada                                          Not Applicable
------------------------------                               -------------------
(Jurisdiction of incorporation                                (I.R.S. Employer
     or Organization)                                        Identification No.)

Suite 504, 2 Berkeley Street, Toronto, Ontario, Canada             M5A 2W3
------------------------------------------------------          -------------
      (Address of principal executive offices)                  (Postal Code)

Issuer's telephone number (416) 364-2282

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

  Not Applicable                                    Not Applicable
-------------------                    -----------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act.

                                  Common Shares
                           --------------------------
                                (Title of Class)

      Unless the context otherwise requires, all references in this registration statement to the "Company" or "Devine Entertainment" refer to Devine
Entertainment Corporation and each of its wholly-owned subsidiaries. Unless stated otherwise, all dollar amounts set forth in this registration statement are stated in Canadian Dollars and all references to "$" are to Canadian Dollars.

      Certain statements contained in this registration statement constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends that such "forward-looking statements" be covered by the safe harbor provisions contained in such Sections. These statements, which can sometimes be identified by words such as "anticipate," "believe," "continues," "could," "estimate," "expect," "feels," "intends," "may," "plans," "possible," "potential," "should," "will," "with a view to" and other words or phrases of similar meaning, include the Company's expectations and objectives regarding its future financial position, operational activities and results, and business strategy. These statements reflect the current views of management of the Company with respect to future events and are subject to risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or industry results, to be materially different from those described in the forward-looking statements. The Company does not intend to update the forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information.

                                     PART I

Item 1. Description of Business.

Overview

      The Company is a Canadian-based developer, producer and distributor of high-quality children's and family films for the worldwide television and cable markets, and the international home video markets. The Company's intention is to produce positive and meaningful films that emphasize human values and focus on art, inspiration and personal expression and simultaneously entertain and educate its principal market of children aged six to fourteen years. The Company's productions are designed to make viewing its films a compelling family activity that encourages intellectual interaction.

      In the past twenty years, the Company's films have been honored with over 110 international awards, including five Emmy Awards and five Gemini Awards. The Company's DVDs, videos and CDs are distributed worldwide.

      Devine Entertainment's focus is the production and distribution of films based on historical and timeless stories. This strategy began with the success of the Raffi videos (now certified multi-platinum) and Beethoven Lives Upstairs, winner of the 1993 Prime Time Emmy Award for Outstanding Children's Program.

      In 1996, the Company won the CableACE award for Best Children's Series for The Composers' Specials (Bizet, Bach, Strauss, Liszt, Rossini and Handel), a new series of six one-hour specials. Broadcast on Home Box Office ("HBO") in the United States and The Family Channel in Canada, the series has received numerous awards and honors in recognition of the entertaining and educational values it offers to children.

      In 1997 and 1998, Devine Entertainment produced The Inventors' Specials (Einstein, Leonardo DaVinci, Galileo, Newton, Marie Curie and Edison), a series of one-hour specials that brings history's great inventors and their creations to life. In each special, the true story of a visionary genius is told through his relationship with a young protege. The Inventors' Specials premiered on HBO and The Family Channel and garnered great critical acclaim and international awards, including nine Emmy nominations and three Emmy Awards.

      In 1999 and 2000, Devine Entertainment created The Artists' Specials (Monet, Degas, Cassatt, Goya, Winslow Homer and Rembrandt). This series is currently airing on HBO and the Canadian Broadcast Corporation ("CBC") in Canada. This series has received several accolades including the Humanitas Prize for writing of a children's program that promotes human values, two Emmy nominations and one Emmy Award, three American Library Association's Honors, and two "Top 5 Video of the Year" designations by KidsFirst!

      Devine Entertainment is currently developing feature films, television series and movies of the week, all targeted to family audiences. BAILEY'S BILLION$, a family comedy about a dog that inherits a fortune and becomes the CEO of a renowned animal rights foundation, is the Company's first feature film for theatrical release. BAILEY'S BILLION$ stars Dean Cain, Tim Curry, Jennifer Tilly, Laurie Holden and Jon Lovitz (as the voice of Bailey). BAILEY'S BILLION$ is scheduled for worldwide release in the spring of 2005. BAILEY'S BILLION$ is a key project that will expand the Company's brand into new markets.

      As  an   acknowledged   leader  in  providing   culture,   education   and
entertainment for children and families around the world, the Company remains committed to broadening its brand by continuing to pursue international motion picture and television projects, DVD and video sales, publishing and Internet opportunities worldwide.

      The Company was incorporated under the laws of the Province of Ontario on September 21, 1982 under the name "518104 Ontario Limited" and subsequently changed its name to "Devine Videoworks Corp." pursuant to articles of amendment dated January 19, 1983. By articles of amendment dated April 20, 1994, the name of the Company was changed to its current name, "Devine Entertainment Corporation." The Company's registered office and principal place of business is located at 2 Berkeley Street, Suite 504, Toronto, Ontario M5A 2W3, its telephone number is 416-364-2282, its facsimile number is 416-364-1440, its web site address is www.devine-ent.com and its e-mail address is info@devine-ent.com.

Product Demand and Supply

      The Company believes that the increasing demand for entertainment programming, both in general and particularly in the children's and family market, presents significant opportunities for substantial growth. The Company's principal markets currently are:

      (i) the worldwide theatrical motion picture marketplace;

      (ii) the worldwide home DVD and video markets, including the sell-through, retail, rental, educational and institutional (schools and libraries) markets;

      (iii) broadcasters in the United States and Canada, including the conventional television networks, specialty broadcasters, cable and pay television stations and first run syndication (initial distribution to independent television stations);

      (iv) international broadcasters; and

      (v) the markets for  products  complementary  to the  Company's  programs,
including  audio   soundtracks,   published  music  and  books  and  educational
interactive, multimedia, CD-ROM, internet and new media products.

      As new delivery systems are introduced, creating more potential users of entertainment programming, the Company believes the market for its productions, and the value of the rights to them, will increase. The Company's (i) success in accessing and exploiting its programs in the broadcast and video markets in the United States; (ii) existing relationships with foreign producers, distributors, and broadcasters, including those in France, Germany, the Czech and Slovak Republics, the United Kingdom, Hungary, Italy and Ireland; and (iii) ability to supply programs satisfying indigenous quota requirements that are popular in North America and internationally, will enable the Company to supply markets worldwide.

      The Company's established relationships with major distributors, broadcasters and funds including, TVA, Odeon Films, Alliance/Atlantis, TMN (The Movie Network), Movie Central, YTV, The Family Channel, HBO, The Disney Channel and Disney Channel International (U.K., France and Australia), PBS, CBC, TPS, MCA, NHK (Japan), HBO Ole, Discovery Channel International (Latin America, Spain and Portugal), SONY, The Corus Feature Film Fund, Astral Media The Harold Greenberg Fund, The Independent Production Fund and Telefilm Canada, are vital in maximizing the exploitation of the Company's products internationally and financing new proprietary production.

Expansion of the Business

      The Company is committed to building its core library of quality films and maximizing its exploitation of its expanding library.

      The Company took a major step in expanding its business and product lines when it produced its first feature film for worldwide theatrical release, entitled Bailey's Billion$ in 2004. The film, budgeted at $11.4 million, was co-produced with partners in the United Kingdom, equity investments from Astral Media, The Corus Feature Film Fund and Telefilm Canada, with distribution in Canada in conjunction with Odeon Film (a division of Alliance/Atlantis) and international sales through Arclight Films. The Company expects that, if the film is successful in key markets in the United States and internationally, new opportunities for developing, financing and distributing proprietary films and increasing the scale and scope of the Company's library will contribute to the Company's growth and library revenues.

      The Company also recognizes that its business offers opportunities for the integration of new activities. With The Composers' Specials, the Company established licensing arrangements for home video and broadcast rights and developed licensing arrangements for publishing the soundtracks of the six programs and a teacher's guide for school use. The Composers' Specials, The Inventors' Specials and The Artists' Specials now all have companion print, audio, video and DVD products. The Company has initiated marketing efforts in non-traditional markets, and plans to increase its profitability by expanding its own distribution operations and taking additional steps to expand, enhance and complement its core business. Such additional steps include expanding educational distribution, developing direct and cause-related marketing, developing new interactive and other media-based products, controlling the manufacture of the Company's products and possibly acquiring product libraries or distribution capacity.

Development Activities

      The Company's development activities are primarily focused on the creation of intelligent programs for children and their families for the United States, Canadian and global markets. The Company's 2005 project development slate includes new episodes of its core library based on the lives and times of groundbreaking writers (The Writers' Specials), a rock and roll romantic comedy targeted to the teen audience (RED), and three feature films targeted at the international family audience (The Miracle Journey, October 7, 1944 and Humchucker), as well as several original television movies-of-the-week and episodic television dramas for broadcast on major United States and Canadian television networks. Along with the recently completed feature film, Bailey's Billion$, these projects will continue to build the Company's library of high quality films in the years to come.

      The Company's ability to complete these productions is subject to the risks inherent in the film and television industry.

Distribution Activities

      The distribution activities of Devine Entertainment include selling the broadcast rights of its films to the global market. Since 1990, the Company has sold its programming to broadcasters and video licensees in over 50 countries. Devine Entertainment has established contractual relationships with, and sales have been made to, major international broadcasters, including HBO Ole in Latin America, HBO in the United States, Disney Channel in the United Kingdom, France and Australia, TPS in France, the Discovery Channel in Spain, Portugal, Mexico and Latin America and NHK in Japan.

      The Company participates in major international television program trade shows and may attend other trade shows where opportunities exist for management to develop areas of interest to the Company. Devine Entertainment also distributes its programming through direct communication with video distributors and television broadcasters, and through selective advertising in significant trade journals and strategic media. The Company also sells its product directly to its customers through its own internet store accessible at www.devine-ent.com, and its direct toll free telephone marketing campaign in the United States and Canada (1-877-338-4633).

      Devine Entertainment's distribution activities include exploiting the merchandising potential of its programming. The Company has entered into licenses for home video and broadcasting. The Company has also developed licensing arrangements for DVDs, books, soundtrack recordings, and internet applications, based on The Composers' Specials, The Inventors' Specials and The Artists' Specials series. In the spring of 2000, Devine Entertainment published its first book, an educational teacher's guide and activity book created to complement The Composers' Specials, through a co-venture with Hal Leonard Corporation. Similar guides and activity books are being developed for The Inventors' Specials and The Artists' Specials series. The Inventors' Specials are available for distribution as audio books. All three series are close-captioned and The Inventors' Specials and The Artists' Specials have been described for the visually impaired.

The Company's Film Library

      The following table outlines Devine Entertainment's library of proprietary productions.

Genre: Family and Children's Television

               Title                                Premiere            Distributor
               -----                                --------            -----------
      A Young Children's Concert with Raffi           1985         Rounder
      Raffi in Concert with the Sunshine Band         1989         Rounder
      Beethoven Lives Upstairs                        1992         Naxos

      The Composers' Specials

      Bach's Fight for Freedom                        1996         Devine Productions Ltd
      Liszt's Rhapsody                                1996         Devine Productions Ltd
      Rossini's Ghost                                 1996         Devine Productions Ltd
      Strauss: The King of 3/4 Time                   1996         Devine Productions Ltd
      Bizet's Dream                                   1996         Devine Productions Ltd
      Handel's Last Chance                            1996         Devine Productions Ltd

      The Inventors' Specials
      Einstein: Light to the Power of 2               1997         Devine Productions Ltd
      Leonardo: A Dream of Flight                     1997         Devine Productions Ltd

               Title                                Premiere            Distributor
               -----                                --------            -----------
      Galileo: On the Shoulders of Giants             1998         Devine Productions Ltd
      Newton: A Tale of Two Isaacs                    1998         Devine Productions Ltd
      Marie Curie: More than Meets the Eye            1998         Devine Productions Ltd
      Edison: The Wizard of Light                     1998         Devine Productions Ltd

      The Artists' Specials                           1999         Devine Productions Ltd
      Degas and the Dancer                            1999         Devine Productions Ltd
      Mary Cassatt: American Impressionist            1999         Devine Productions Ltd
      Monet: Shadow and Light                         2000         Devine Productions Ltd
      Rembrandt: Fathers and Sons                     2000         Devine Productions Ltd
      Goya: Awakened in a Dream                       2000         Devine Productions Ltd
      Winslow Homer: An American Original             2000         Devine Productions Ltd.

Genre: Feature Film

      Bailey's Billion$                                        2005         AllianceAtlantis/Arclight

      The Company's film library has been actively distributed in North America and internationally over the past twelve years, generating in excess of $20 million in revenues. Since 2000, the Company's revenue derived from its proprietary film library has consistently averaged approximately $1 million per year.

Business Strategy

      The Company's business strategy is to: (i) focus on the production of its high-quality children's and family films in order to continue building its library of original programs; (ii) increase its production and distribution through strategic alliances with major international broadcasters and distributors and co-producers, including HBO, Canal Plus, TPS, France5 (France), Sony Classical, The Family Channel, YTV, CBC, The Disney Channel (United Kingdom, France and Australia), PBS, CBC, MCA, NHK (Japan), HBO Ole (Mexico, Latin America), Discovery Channel International (Latin America, Spain and Portugal),Warner Electra Atlantic, Scholastic, McGraw Hill, and the Hal Leonard Corporation; (iii) enhance its long-term return on investment by retaining control over the distribution, merchandising and ancillary rights to its proprietary productions; and (iv) increase its profitability by expanding its own distribution division and taking additional steps to expand, enhance and complement its core business. Such additional steps include expanding educational distribution, developing direct and cause-related marketing, developing new interactive and other media-based products, controlling the manufacture of the Company's products and, potentially, acquiring product libraries and/or distribution capacity.

      The Company's films have to date been sold for broadcast in over 50 countries and are distributed in video and DVD formats across North America. As children enter the relevant age group, the films in the Company's library generate "evergreen" sales.

      The Company has identified over 100 potential international markets for the Company's products, and the Company believes that the international television market is an important growth area for its products. The Company plans to continue building its library of quality films with future series based on great writers and world leaders. Recent sales in Europe, to the French specialty cable broadcaster, TPS, and new relationships established in 2004 with Canal Plus, among others in Europe and Asia, have brought commitments to participate with Devine Entertainment in co-producing and broadcasting new films and series.

      In order to expand production output for the worldwide family audience, the Company has optioned several screenplays and young adult novels, which it will develop as feature films, and television movies, series and mini-series. The Company's first full-length feature film, Bailey's Billion$, a family comedy, was completed in 2004 and is scheduled to be released internationally in the spring of 2005.

Competitive Conditions

      Substantially all of the Company's revenues are derived from the production and distribution of television and film programming. The production and distribution of television programs and home videos are highly competitive businesses. The most important competitive factors include popular appeal, artistic excellence and cost effectiveness. The Company competes with the major motion picture studios, as well as with numerous other motion picture and television production companies, many of which have greater financial, technical and marketing resources. The Company believes its principal competitors include Hallmark Entertainment, The Walt Disney Company and Sullivan Films.

Employees

      The Company currently employs eight full-time employees and no part-time employees.

Key Man Life Insurance

      The Company's success depends, in substantial part, on the efforts and abilities of David Devine, the Company's President and Chief Executive Officer, and Richard Mozer, the Company's Chief Financial Officer. See "Item 5. Directors and Executive Officers, Promoters and Control Persons - Directors and Executive Officers." The loss of the services of either of these persons could have a material adverse effect upon the Company. The Company maintains key man insurance on the lives of Messrs. Devine and Mozer with coverage in the amount of

$500,000 each. The annual premiums paid on Mr. Devine's policy and Mr. Mozer's policy are $1,234 and $540, respectively.

Regulatory Considerations

      Local cultural policies in many of the international entertainment markets regulate broadcast content and provide industry incentives to local producers. This is particularly the case in those countries where control over communications systems such as television broadcasting has devolved from the state through privatization. The relaxation of state control over media has given rise to regulations which protect indigenous culture through (i) the establishment of local content requirements as a pre-condition to issuing broadcasting licences and (ii) the subsidization of productions by broadcasters and producers indigenous to the particular market through a system of tax incentives or direct grants and investments by national or regional agencies. The Company believes that there is an increasing desire on the part of many countries to protect their cultural identities which they feel may be undermined by the international popularity of American culture, especially as communicated through the television and motion picture media. Incentives are available through programs administered by government agencies in many major countries, including Canada, France, Italy, the United Kingdom, Germany and Ireland.
Management   believes  that,  while  the  shape  and  details  of  the  programs implemented in support of such policies may change from time to time, the economic commitment of governments to those policies will not be significantly reduced in the foreseeable future.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation.

General

      The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this registration statement. Such discussion and analysis contains forward-looking statements. The Company's actual results may differ significantly from those projected in the forward-looking statements.

      The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of Devine Entertainment and the following wholly-owned subsidiaries of Devine Entertainment: Devine Productions Ltd., Devine New Media Corporation, Devine Productions (Artists) Limited, Devine Distribution Ireland Limited,
Devine (Fairy Tale) Productions Ltd., Devine International Inc. and Devine Bailey Productions Ltd.

      The Company's revenue is derived from broadcast licensing agreements, government grants, royalties, distribution fees, the sale of distribution rights and the sale of home videos. All revenue is recognized upon meeting all
recognition   requirements  of  the  American   Institute  of  Certified  Public
Accountants' Statement of Position 00-2 ("SOP 00-2"). Revenue from broadcast licensing agreements, together with related costs, and government grants is recognized once the licensing periods have commenced, the programs are delivered and collection is reasonably assured. Revenue from royalties and distribution fees is recognized when received. Revenue from the sale of distribution rights is recognized when the film or television programs are substantially complete, the investors have irrevocably committed to acquire distribution rights and there is reasonable assurance of collectibility of proceeds. Revenue from the sale of home videos is recognized at the time of shipment. The Company recognizes as revenue only the net benefits from sales to limited partnerships when the investor has irrevocably committed to acquire the equity. Amounts received and not recognized as revenue are recorded as deferred revenue.

      The Company has access to various programs and tax incentives that are designed to assist film and television producers in Canada. Government grants in respect of production assistance are recorded as revenue. Tax incentives, which are based on film and television production costs, are recorded as reductions of the related program costs. Grants received for operating costs are recorded as a reduction of the related costs.

      The Company provides for income taxes using the asset and liability method, as required by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3465. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates, which are expected to be in effect when the underlying items of income and expenses are expected to be realized.

      Effective January 1, 2003, the Company changed its method of accounting for stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. The Company utilizes the prospective application of the recognition provisions in accordance with the CICA Handbook Section 3870.

      Additional information regarding the Company is available on Sedar at www.sedar.com.

Results of Operations

      Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

      Revenues

      Revenues from the Company's operations in the three-month period ended September 30, 2004 increased almost seventeen-fold to $3,115,182 from $184,985 in the same period in 2003. $2,904,030 of these revenues resulted from sales of BAILEY'S BILLION$ with the balance of revenues of $211,152 resulting from ongoing sales of the Company's library of films. Revenues for the nine-month period ended September 30, 2004 increased by over 630% to $3,602,454 as compared with $490,420 for the same period in 2003.

      Revenues from BAILEY'S BILLION$ included sales of distribution rights in over ten foreign territories (including Greece, Hungary, Indonesia, Latin America, Mexico, the Middle East, Poland, Portugal, Romania, Russia and Turkey) and sales of interests in the film to Telefilm Canada, Corus Entertainment and Astral Communication which are recognized upon delivery of the completed film.

      Revenues from the sale of the Company's library of films continued to grow by over 7.5% to $211,152 in the third quarter 2004 as compared to $184,985 for same period in 2003 and by approximately 40% to $698,424 in the nine-month period ended September 30, 2004 as compared to $490,420 in the same period in 2003. This performance reflects the continued commercial value of the Company's library all the more given that the exchange rate of the U.S. Dollar has fallen by approximately 10% since the beginning of 2004.

      Earnings per Share

      The Company reported net income in the third quarter 2004 of $1,100,560 or $0.05 per basic share as compared to a net loss of $147,221 or $0.01 per basic share for the same period in 2003. Net income for the nine-month period ended September 30, 2004 increased to $4,156,540 or $0.22 per basic share as compared to a net loss of $394,413 or $0.03 for the same period in 2003.

      Net operating income in the third quarter 2004 totaled $824,434 or $0.03 per basic share. In the third quarter, the Company, with the assistance of a consultant, entered into a services agreement with the Partnership (as defined below). See "-- Off-Balance Sheet Arrangements." Under the terms of this agreement, the Partnership assumed certain operating expenses, until December 31, 2004, relating to labor, employment and other "direct" services, marketing services, certain project development expenses, administrative services and other operating expenses. This agreement reduced the Company's expenses by approximately $400,000 during the third quarter, and increased the Company's net income.

      Net income for the nine-month period ended September 30, 2004 included gains from previously announced settlements of certain of the Company's bank debts totaling $4,039,825, as well as a loss of $1,000,000 reflecting the write down of the Company's investment in film, television programs and recordings in the second quarter of 2004.

      Production and Development Activity

      The delivery of BAILEY'S BILLION$ to the Company's international distributor, Arclight Films International in the third quarter of 2004 was reflected in the recognition of sales revenues in foreign territories as of September 30, 2004. Subsequent to the end of the third quarter 2004, delivery to the Company's Canadian distributor Odeon Films/Alliance Atlantis and additional foreign sales that the Company expects to be completed in Italy, France, Thailand and China, among others, are expected to contribute over $400,000 in revenues before the end of the year.

      The Company continues to develop new productions on an ongoing basis in order to secure new production activity in the future. Projects which include initial participation and support of funds from Telefilm Canada, Astral Communications and Corus Entertainment are Feature Films and TV Movies entitled Red, Miracle Journey and October 7, 1944. The Company has also acquired the rights and is actively developing additional films and series projects including Revolving Door and Humchucker. Subsequent to the end of the third quarter 2004, the Company also entered into an initial agreement to co-develop, with the intent of co-producing in the future, a new series of Writers' Specials with a co-producer in France.

      Investment in Film, Television Program and Recordings

      The Company reviews and revises the estimated fair market value of its investment in film, television programs and recordings as required on a regular basis. Capitalized film costs are stated at the lower of unamortized cost or estimated fair value on an individual film basis. For the proprietary films, television programs and recordings produced by the Company, a maximum period of ten years after the delivery of the production is used in accordance with SOP 00-2 to estimate fair value. Development costs which are expected to benefit future periods are also capitalized. If the property under development has not been set for production within three years, the costs associated with such property are written off to income.

      Government Production Funding and Incentives

      Government Film Tax credits are not repayable and are reflected as a reduction of the Company's investment in film when the eligible expenses are incurred and the Company has a reasonable expectation that the credits will be received. Government financing related to equity participation from government agencies is repayable from distribution revenues of the specific productions for which the financing was made.

      Gains on Settlement of Debt

      The Company completed settlements of past debt, previously agreed to production financing fees and fees for services from financial advisors, with the issuance of a total of 8,740,000 common shares in the third quarter 2004 valued at $933,271. The transaction settled approximately $1.4 million of the Company's payables, accrued liabilities and current expenses. It is reflected as a gain on settlement of debt and accounts payable of $276,482 in the third quarter of 2004, as well as a reduction to the work in progress of films, television programs and recordings of $201,626 for costs previously capitalized.

      The debt for equity settlements included the issuance of 6,950,000 shares for past due payments and the Company's previously accrued liabilities. Payments for past legal services, and services from third party financial advisors and investor relations consultants account for 950,000 of the above shares. 6,000,000 of the above shares were issued to David Devine and Richard Mozer, each a director and executive officer of the Company, as settlements for previous loans to the Company and unpaid fees for services from 2001 to the current period, resulting in a gain on settlement of $170,197 and a reduction to work in progress of $201,626. In addition, 1,600,000 common shares were issued in the period for providing and arranging bridge financing for the Company's production in 2003 and 2004 and 190,000 have been issued to financial advisors contracted to the Company on an ongoing basis.

      Earlier in the year, through agreements with a third-party group of investors in the Company and with the proceeds from the settlement of an outstanding insurance claim, a new private placement and the private placement that closed in April of 2004, the Company settled approximately $5 million of its outstanding debt in the second quarter of 2004. This included the settlement in full of the Company's debt with the Business Development Bank of Canada and the long-term debt with the insurers Royal and SunAlliance who had acquired the Company's

Banque Nationale de Paris (Canada) loan. In addition, the debt owed by the Company to the Royal Bank of Canada, which was acquired by the investor group in February 2002, has been paid in full. In connection with such acquisition of the debt owed to the Royal Bank of Canada, $915,000 of the Company's 7.5% Debentures (as hereinafter defined) held by a member of the investor group became covered by the same security interest granted by the Company to the Royal Bank of Canada. See Item 8. Description of Securities. -- 1995 Issuance of 7.5% Debentures." The Company made payments of approximately $930,000 in aggregate to settle all three debts. The settlement of the Royal Bank of Canada debt also included the issuance of 3,142,055 Common Shares and 2,696,616 warrants (499,950 Series A warrants exercisable at $0.20; 366,666 Series B warrants exercisable at no additional cost under certain market conditions; and 1,830,000 additional warrants exercisable at $0.50). Of these, 1,100,000 Common Shares and the Series A and Series B warrants were issued as part of the new private placement totaling $220,000, which was used to pay the balance of the investors group debt. Net gain from these settlements in the three months ended June 30, 2004 totaled $4,039,825.

      Net gain from settlements of debt and accounts payable in the nine-month period ended September 30, 2004 totaled $4,316,307.

      Operating expenses

      Operating expenses for the three month period ended September 30, 2004 decreased by 60% to $60,529 as compared to $149,962 for the same period in 2003, reflecting the agreement entered into during the third quarter with the Partnership noted in the section entitled "Earnings per Share" above. Operating expenses for the nine-month period ended September 30, 2004 increased by 8% to $413,105 as compared to $382,944 for the same period in 2003, primarily as a result of expenses related to the TPS broadcast sale in France and the shift in the first half of 2004 of the Company's activity in BAILEY'S BILLION$ from production to post-production, with accordingly less of the Company's operating expenses incorporated in the projects production budget.

      Liquidity and Capital Resources

      The Company's cash position at September 30, 2004 was $104,815 as compared to $237,615 at the beginning of the quarter and $742,431 at December 31, 2003, reflecting both the cash payments made by the Company to effect its debt settlements and the fact that the Company was completing the post-production activities related to the delivery of BAILEY'S BILLION$. The Company increased its production related payments relative to new production financing activity in the period.

      On April 7, 2004 the Company completed a private placement of securities and realized aggregate gross proceeds of $516,000. The majority of the proceeds were used in the second quarter of 2004 to assist the Company in the settlement of its debt at significant discounts as noted in the section entitled "Gains on Settlement of Debt" above. See "Item. 7. Certain Relationships and Material Transactions."

      The Company expects that proceeds from sales of BAILEY'S BILLION$ and its film library as well, will generate additional revenues and positive cash flow in 2004. In addition, positive net cash flow from a limited partnership financing noted above is expected in the fourth quarter 2004. Nonetheless, the Company may require additional working capital from its production activities or corporate financing in 2004. The Company intends to seek additional funding in 2004 and 2005 and is pursuing, among other equity and debt instruments, ways to monetize its historical tax losses.

      Fiscal Year Ended December 31, 2003 Compared to Fiscal Year Ended December 31, 2002

      Overview

      The resumption of new production activity in the third quarter of 2003, with the successful financing of the Company's first feature film for theatrical release, Bailey's Billion$, marked an important turnaround for the Company, which has operated under difficult circumstances over the last three years. The commencement of production of Bailey's Billion$, an $11.4 million film, which was still in production through the end of fiscal 2003, positively affected the Company's cash flow, operations and margins and played an important part in significantly reducing the Company's losses. While the income of $24,000 generated directly by the production in 2004 was modest, the delivery of Bailey's Billion$ to distributors, which is on budget and on schedule for the second quarter of 2004, is expected to impact revenues and the Company's profitability positively in 2004.

      The absence of broadcast sales for the Company's library of films in 2003, which accounted for almost 20% of the library's revenues in 2002, as well as the change in the U.S. and Canadian currency exchange rates, were reflected in a drop in library revenues of approximately 24% in 2003. New broadcast licenses for the film library contracted subsequent to the end of fiscal 2003 will impact library revenues in 2004 positively and the Company expects library revenues to return to historically high levels.

      Overall, Devine Entertainment's losses were reduced by approximately 50% in 2003 as compared with 2002 and the Company approached break-even on a cash basis after taking into account the one-time write-down of the Company's development slate and the non-cash amortization on the Company's library sales.

      The Company will continue to focus on new production and the marketing and distribution of its proprietary film library to drive revenue growth. Devine Entertainment has made significant progress in turning around its business in 2003 and the Company expects this trend to continue, with the Company returning to profitability in 2004.

      Revenues

      Revenues were $721,241 in 2003, a decrease of 21% from $917,398 in 2002. The absence of a broadcast sale for the Company's library in 2003, which accounted for $180,000 or almost 20% of library revenues in 2002, accounted for the majority of the $196,157 drop in revenues.

      At $697,251 in 2003, North American DVD and video sales remained strong, decreasing by 4% from $726,898 in 2002. This relatively small decrease is indicative of the strength of the Company's film library in the U.S. video and DVD market, when the relative change in the exchange rate of the U.S. and Canadian currencies is taken into account. Increased DVD and video sales in 2003 off-set the majority of the more than 15% exchange rate differential on the Company's U.S. revenues year over year from 2002 to 2003. North American DVD and video sales comprised all of the Company's revenues as compared with 79% in 2002.

      Net operating losses totalled $501,534 or approximately ($0.03) per share, before a write-down of investment in film, television programs and recordings and income taxes, an improvement of over 45% from a loss of $852,003 or approximately ($0.06) per share in 2002.

      In accordance with Canadian GAAP, the Company took a one time write-down of $328,145 on its investment in the development of new projects older than three years, as compared with a similar write down of $757,794 in 2002. After the write down of the Company's development slate of $328,145, the basic and fully diluted loss for 2003 was $851,146 or ($0.06) per share as compared to a loss of $1,620,297 or ($0.12) per share in 2002.

      Operating expenses

      With the Company's resources focused on the production of Bailey's Billion$ and its operations actively engaged in preparing and beginning production, a significant portion of the Company's operating expenses were incorporated in the project's production budget. Operating expenses decreased by $446,810 or by 46% to $525,978 in 2003, as compared to $972,788 in 2002, due to the preparation and commencement of the production of Bailey's Billion$.

      Projects in Development

      In accordance with Company accounting policy and Canadian GAAP, the Company took a write-down of $328,145 on its investment in the development of projects that have been in development for over three years. This was a 45% reduction as compared to the write-down of $757,794 for similar projects in development in 2002.

      The Company continues to develop numerous new productions in order to ensure that it can actively market and finance a variety of new projects and get them into production. The number of projects in development that are eventually produced will vary according to the market and the Company will continue to review its investment in development on a regular basis to ensure the valuation of its assets in development.

Devine Entertainment Limited Partnership

      During the third quarter 2004, the Company entered into a services agreement with Devine Entertainment Limited Partnership (the "Partnership"). None of the partners of the Partnership is a director, officer or other affiliate of Devine Entertainment. Under the terms of the services agreement, the Partnership assumed certain expenses up through December 31, 2004 relating to the following services required in connection with the conduct of the Company's business: (i) labor, employment and all other "direct" services; (ii) marketing services, including production and placement of all required advertising; (iii) the incurring of other operating expenses, excluding payments for the purchase of real property, equipment and expenses of a capital nature; (iv) administrative services; and
(v) certain development services required in connection with new Devine Entertainment projects. In return, the Partnership was paid a royalty based on the gross revenue of the Company. The Company paid such royalty by issuing 380,450 Common Shares and 494,550 Series 1 Preferred Shares (as hereinafter defined). See "Item 8. Description of Securities -- Authorized Capital." The Company intends to enter into a similar type of services agreement with another unaffiliated entity covering the calendar year 2005.

Off-Balance Sheet Arrangements

      The Company,  as part of its ongoing  business,  does not  participate  in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of February 1, 2005, the Company was not involved in any material unconsolidated SPE transaction.

Item 3. Description of Property.

      The Company leases its office and production facilities. These facilities consist of approximately 2,100 square feet and are located at 2 Berkeley Street, Toronto, Ontario, Canada. The lease in respect of these facilities expires on May 31, 2008 and provides for annual rent of approximately $55,000 during 2005. The Company believes that its facilities are sufficient to meet its operating requirements for the foreseeable future.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

      The following table sets forth, as at February 1, 2005, certain information as to (i) each person, who to the knowledge of the Company, is the beneficial owner of more than five percent (5%) of any class of the Company's voting securities and (ii) each class of equity securities of the Company or any of its subsidiaries (other than directors qualifying shares) beneficially owned by (A) each director of the Company and the Named Executive Officers (as such term is defined in "Item 6. Executive Compensation") and (B) all directors and executive officers of the Company as a group.

                                 Title of Class
                                 --------------
                                  Common Shares

                                         Amount and
      Name and Address of           Nature of Beneficial
       Beneficial Owner(1)               Ownership(2)           Percent of Class
      --------------------          ---------------------       ----------------

      David Devine                       6,420,545(3)                19.3%

      Richard Mozer                      5,933,945(4)                17.8%

      Kenneth D. Taylor                    150,000(5)             Less than 1%

      Bryson Farrill                       160,000(6)             Less than 1%

      Ron Feddersen                        150,000(7)             Less than 1%

      All directors and executive       12,805,490                   39.0%
      officers (5 individuals)

Item 5. Directors and Executive Officers, Promoters and Control Persons.

Directors and Executive Officers

      The following table sets forth certain information with respect to the directors and executive officers of Devine Entertainment.

----------
(1) The address for each executive officer and director listed in the table is c/o Devine Entertainment Corporation, Suite 504, 2 Berkeley Street, Toronto, Ontario, Canada M5A 2W3.

(2) The information contained in this column has not been provided by the Company. Accordingly, information as to beneficial ownership of Common Shares may include Common Shares beneficially owned by spouses and/or other family members of the individuals named in the table.

(3) Includes option to purchase 1,000,000 Common Shares. See "Item 6. Executive Compensation -- Option Grants in Last Fiscal Year."

(4) Includes option to purchase 1,000,000 Common Shares. See "Item 6. Executive Compensation -- Option Grants in Last Fiscal Year."

(5) Includes option to purchase 150,000 Common Shares. See "Item 6. Executive Compensation -- Compensation of Directors."

(6) Includes option to purchase 150,000 Common Shares. See "Item 6. Executive Compensation -- Compensation of Directors."

(7) Includes option to purchase 150,000 Common Shares. See "Item 6. Executive Compensation -- Compensation of Directors."

--------------------------------------------------------------------------------
      Name                    Age                       Positions
      ----                    ---                       ---------

--------------------------------------------------------------------------------
David Devine                  52          Director, Chairman of the Board,
                                          President and Chief Executive Officer
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Richard Mozer (1)             46          Director, Vice-Chairman of the
                                          Board, Chief Financial Officer,
                                          Treasurer and Secretary
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Kenneth D. Taylor (2)         70          Director
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Bryson Farrill (1) (2)        76          Director
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Ron Feddersen (1) (2)         61          Director
--------------------------------------------------------------------------------

----------
(1)   Member of the Audit Committee.
(2)   Member of the Compensation Committee.

      Set forth below are brief biographies of the Company's directors and officers. Except for Mr. Feddersen, all of the directors and executive officers of the Company have held their principal occupations indicated below for the past five years.

      David Devine, Chairman of the Board, President and Chief Executive Officer of the Company, is a film and television producer/director with over twenty years of experience and a co-founder of the Company. Mr. Devine graduated with an Honours B.A. from Victoria College at the University of Toronto and received his Masters of Fine Arts in film production from the University of California at Los Angeles Film School. He has been a director of the Company since 1982.

      Richard Mozer, Vice-Chairman of the Board, Chief Financial Officer and Secretary of the Company, is a film and television producer with over 20 years of experience and a co-founder of the Company. Mr. Mozer graduated with an undergraduate degree from Cornell University and received his Masters of Fine Arts in a film production from the University of Southern California. Film School. He has been a director of the Company since 1982.

      Kenneth D. Taylor is Chairman of Global Public Affairs, a firm engaged in consulting to businesses and government. Mr. Taylor is and has been a director of several public and private corporations, foundations and other organizations and has had a long diplomatic career with the Canadian Foreign Service. Mr. Taylor was the Canadian Ambassador to Iran from 1977 to 1980. He has been a director of the Company since April 1994.

      Bryson Farrill is presently an independent financial consultant and businessman, engaged in personal investing activities and advising businesses with respect to various manufacturing, resource and commodities ventures. Mr. Farrill has had a long career in the securities industry, and was formerly Chairman of Scotia McLeod (USA) Inc. from 1978 to 1989. He has been a director of the Company since April 1994. Since 1997, Mr. Farrill has also served as a director of HomeLife, Inc., a publicly-traded company which provides a broad range of real estate services.

      Ron Feddersen has been Executive Principal of The Atticus Group Inc., an interim management services company, since 2003. Prior thereto, Mr. Feddersen was the President of Flehr Associates Limited, a business consulting company. He has been a director of the Company since February 2004.

Board of Directors

      The board of directors of the Company consists of five members. Directors serve for terms of one year and until their successors are duly elected and have qualified. Subject to the Business Corporations Act (Ontario) (the "OBCA"), the shareholders may, by ordinary resolution passed at a meeting of shareholders called for such purpose, remove any director from office before the expiration of his term of office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the remaining directors.

Committees of the Board of Directors

      As a public company, the Company has established an Audit Committee and a Compensation Committee of the board of directors.

      Audit Committee

      The Audit Committee consists of Messrs. Mozer, Farrill and Feddersen, and is responsible for reviewing the Company's financial statements and its internal controls, reviewing the work of the Company's independent auditors and reporting thereon to the board of directors. Neither Mr. Farrill nor Mr. Fedderson is or has ever been an officer or employee of the Company or any of its subsidiaries.

      Audit Committee Financial Expect

      The board of directors does not currently have any member who is both an audit committee financial expert as defined by Item 401(h) of Regulations S-K of the Exchange Act and independent within the meaning of Item 7(d)(3)(iv) of
Schedule 14A of the Exchange Act.

      Compensation Committee

      The Compensation Committee consists of Messrs. Taylor, Farrill and Feddersen, and is responsible for reviewing the level and form of compensation payable to the executive officers of the Company, and making recommendations with respect thereto to the board of directors. The Compensation Committee is also responsible for making recommendations to the board of directors with respect to the granting of stock options pursuant to the Option Plan (as such term is defined in "Item 6. Executive Compensation"). No member of the Compensation Committee is or has ever been an officer or employee of the Company or any of its subsidiaries.

Item 6. Executive Compensation.

      The compensation payable to the executive officers of the Company is established by the Compensation Committee, no member of which is or has ever been an officer or employee of the Company or any of its subsidiaries. The Compensation Committee recognizes that the Company's business is largely dependent on attracting and retaining motivated, skilled and achievement-oriented personnel. By compensating the Company's executive officers at levels which, on an annual basis, are commensurate with established industry standards but expensing their salaries to the Company over the entire duration of a particular production as production, direction, writing and similar services, the Company's executive compensation program is structured to align each executive officer's financial interests with the Company's overall objectives of maximizing and sustaining shareholder value. See "-- Executive Services Agreements".

Summary Compensation Table

      The following table sets forth all compensation earned during each of the last three fiscal years ended December 31, 2004 by the Chief Executive Officer and the Chief Financial Officer of the Company (collectively, the "Named Executive Officers"), such individuals being the only executive officers of the Company whose total annual salary, bonus and other annual compensation exceeded $100,000.

-------------------------------------------------------------------------------------------------------

Name and              Year                Annual Compensation                          Long Term
Principal                                                                            Compensation
Position
-------------------------------------------------------------------------------------------------------
                                                              Other Annual       Securities Underlying
                                   Salary        Bonus        Compensation            Options (#)
                                     ($)          ($)            ($)(1)
-------------------------------------------------------------------------------------------------------
David Devine,         2004          [___]        [___]            [___]                $1,000,000
Chairman, President   2003           ___          ___            135,036                 460,000
& Chief Executive     2002           ___          ___             73,329                 460,000
Officer
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

Name and              Year                Annual Compensation                          Long Term
Principal                                                                            Compensation
Position
-------------------------------------------------------------------------------------------------------
                                                              Other Annual       Securities Underlying
                                   Salary        Bonus        Compensation            Options (#)
                                     ($)          ($)            ($)(1)
-------------------------------------------------------------------------------------------------------
Richard Mozer,        2004          [___]        [___]           [___]                $1,000,000
Vice-Chairman,        2003           ___          ___            92,015                 460,000
Chief Financial       2002           ___          ___            63,173                 460,000
Officer, Treasurer
& Secretary
-------------------------------------------------------------------------------------------------------

----------

(1) In accordance with the executive services agreements described below under "-- Executive Services Agreements," the Company pays fees to a corporation controlled jointly by Messrs. Devine and Mozer as compensation for writing, directing and producing services provided to the Company. Messrs. Devine and Mozer were also issued Common Shares during 2004. See "Item 7. Certain Relationships and Material Transactions."

      The Company does not have a long-term incentive plan or pension plan and has never granted stock appreciation rights to any of its directors, officers or employees.

Executive Services Agreements

      The Company has entered into executive services agreements dated as of April 21, 1994 with 1078459 Ontario Inc., a corporation wholly-owned by Messrs. Devine and Mozer pursuant to which such individuals are required to provide senior management services to the Company. From time to time, Messrs. Devine and Mozer may participate in production, direction, writing and similar activities, depending on the needs of the Company. Under these agreements, the aggregate base compensation payable to 1078459 Ontario Inc. is equal to the aggregate writing, producing and directing costs of the Company's productions. These compensation arrangements are subject to annual reviews as the board of directors of the Company may deem appropriate.

      Messrs. Devine and Mozer are also entitled to participate in any bonus plan which may be established for senior executives of the Company and in any executive benefit plans which the Company may establish during the term of their agreements. The services of these executives may be terminated by the Company in certain circumstances. If they are terminated without cause during the term of their executive services agreements, the Company shall continue to pay their base compensation until the expiry of six months from the date of termination and in any year thereafter by providing an additional amount equal to two months of compensation for each full year of service up to a maximum of twelve months' compensation. The agreements also include confidentiality and non-competition provisions.

Option Plan

      The board of  directors  of the Company  adopted a stock  option plan (the
"Option Plan") on May 13, 2004, which was subsequently ratified by the shareholders of the Company on June 25,

2004. In connection with the adoption and ratification of the Option Plan, the Company terminated its then-existing stock option plan and cancelled all outstanding options issued thereunder.

      The Option Plan is for the benefit of employees, officers and directors and certain consultants of the Company and its subsidiaries and is administered by the board of directors of the Company. The board of directors may from time to time designate individuals to whom options to purchase shares of the capital stock of the Company may be granted and the number of shares to be optioned to each. The exercise price of options issued under the Option Plan will be fixed by the board of directors when such options are granted provided that such exercise price shall not be less than the market price of the shares at the time the options are granted. The period during which an option is exercisable may not exceed five years from the date the option is granted and the options may not be assigned, transferred or pledged, except in limited circumstances as permitted under applicable securities legislation. Subject to any grace period allowed under the policies of any stock exchange on which the shares are then listed for trading, the options will expire 60 days following the termination of the employment or office with the Company or any of its subsidiaries or death of an individual.

      Pursuant to the terms of the Plan: the (i) number of shares reserved for issuance under options granted to related persons (as such term is defined under applicable securities legislation) under the Option Plan and any similar plans may not exceed 10% of the aggregate number of issued and outstanding shares of the Company; (ii) issuance to related persons, within a 12 month period, of shares under the 2004 Plan and any similar plans may not exceed 10% of the aggregate number of issued and outstanding shares of the Company; (iii) number of shares reserved for issuance under options to acquire shares granted to any related person under the Option Plan and any similar plans may not exceed 5% of the aggregate number of issued and outstanding shares of the Company; and (iv) issuance to any one related person and the related person's associates, within a 12 month period, of shares under the 2004 Plan and any similar plans may not exceed 5% of the aggregate number of issued and outstanding shares of the Company.

      A total of 4,500,000 Common Shares were reserved for issuance under the Option Plan. As at February 1, 2005, the number of Common Shares which remain available for issuance under the Option Plan is 4,500,000, of which 3,435,000 are subject to currently outstanding options.

Option Grants in Last Fiscal Year

      The following table sets forth information regarding options to purchase Common Shares granted during the fiscal year ended December 31, 2004 to each of the Named Executive Officers.

--------------------------------------------------------------------------------------------------
                      Number of            % of Total         Exercise
      Name           Securities         Options Granted     Price/Common        Expiration Date
                     Underlying         to Employees in        Share)
                       Options         Fiscal Year 2004
                     Granted (#)
--------------------------------------------------------------------------------------------------

David Devine          1,000,000              [___]%              $0.10               09.29.09
--------------------------------------------------------------------------------------------------

Richard Mozer         1,000,000              [___]%              $0.10               09.29.09
--------------------------------------------------------------------------------------------------

Aggregated  Option  Exercises  in Last  Fiscal Year and Fiscal  Year-End  Option
Values

      The following table sets forth information concerning each exercise of options to purchase Common Shares by the Named Executive Officers during the fiscal year ended December 31, 2004.

------------------------------------------------------------------------------------------------------
         Name               Securities       Value        Unexercised         Value of Unexercised
                           Acquired on      Realized       Options at        In-the-Money Options at
                           Exercise (#)                December 31, 2004        December 31, 2004
                                                             (#)

                                                         Exercisable/             Exercisable/
                                                        Unexercisable            Unexercisable
------------------------------------------------------------------------------------------------------
David Devine                  -0-              $0        1,000,000/0               $200,000/0
------------------------------------------------------------------------------------------------------

Richard Mozer                 -0-              $0        1,000,000/0               $200,000/0
------------------------------------------------------------------------------------------------------

Compensation of Directors

      Directors of the Company do not currently receive an annual retainer or any other cash compensation for their services as members of the board of directors of the Company. Directors of the Company, however, are entitled to reimbursement for any expenses incurred for each meeting of the board of directors or of any committee of the board of directors that they attend.

      During 2004, Messrs. Taylor, Farrill and Feddersen were each granted options under the Option Plan to purchase up to 150,000 Common Shares at a per share exercise price of $0.10 on or before September 29, 2009.

Indemnification of Directors

      The Company has agreed to indemnify each of its directors to the fullest extent permitted by the OBCA for all costs, liabilities and expenses incurred by each director, including legal fees, in respect of claims to which each director is made a party by reason of being or having been a director of the Company or any subsidiary thereof, provided such director acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative proceeding enforced by monetary penalty, such director had reasonable grounds for believing that his conduct was lawful.

Directors' and Officers' Liability Insurance

      The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The annual premium payable by the Company in respect of such insurance is $22,572 (inclusive of applicable taxes) and the total amount of insurance purchased for the directors and officers as a group is $1,000,000. The directors and officers are not required to pay any premium in respect of the insurance. The Company is liable to the extent of $50,000 per claim under the deductibility provisions of the policy.

Item 7. Certain Relationships and Material Transactions.

      The Company has entered into executive services agreements dated as of April 21, 1994 with 1078459 Ontario Inc., a corporation wholly-owned by Messrs. Devine and Mozer pursuant to which such individuals are required to provide senior management services to the Company. See "Item 6. Executive Compensation."

      Effective April 7, 2004, the Company sold 5,160,000 units at a price of $0.10 per unit for aggregate gross proceeds of $516,000. Each unit consisted of
(i) one Common Share and (ii) one-half Common Share purchase warrant. Each such warrant is exercisable, at any time on or prior to April 7, 2005, to acquire one Common Share and one step-up Common Share purchase warrant at an exercise price of $0.15 per Common Share. Each such step-up warrant is exercisable, at any time on or prior to April 7, 2006, to acquire one Common Share at an exercise price of $0.30. In order to facilitate the sale of the aforesaid units, Messrs. Devine and Mozer, each of whom is a director and an executive officer of the Company, sold an aggregate of 554,000 Common Shares at a price of $0.10 per and used the proceeds of such sale, in part, to purchase 500,000 such units.

      During the third quarter of 2004, the Company completed settlements of past debt, previously agreed to production financing fees and fees for services from financial advisors, with the issuance of a total of 8,740,000 Common Shares at $933,271. As a result, approximately $1.4 million of the Company's payables, accrued liabilities and current expenses were settled. The settlements included the issuance of 6,000,000 Common Shares to David Devine and Richard Mozer, each a director and executive officer of the Company, to satisfy previous loans to the Company and unpaid fees for services from 2001 through the end of the third quarter of 2004.

Item 8. Description of Securities.

Authorized Capital

      The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the "Preferred Shares"), issuable in series. 32,331,008 Common Shares and a series of 494,550 Preferred Shares (the "Series 1 Preferred Shares") were issued and outstanding as at February 1, 2005. Set forth below is a summary description of certain provisions relating to the Company's share capital contained in its Articles of Incorporation, as amended, and By-Laws, as amended, and under the OBCA. Such summary is qualified in its entirety by reference to the Company's Articles of Incorporation, as amended (the "Articles"), By-Laws, as amended (the "By-Laws"), and the OBCA.

Preferred Shares

      The Preferred Shares are issuable in one or more series. The board of directors of the Company is permitted under the Articles, without the approval of the shareholders, but subject to the provisions of its corporate legislation (including the issuance of articles of amendment in prescribed form), to designate, fix the number of shares in, and determine the rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares at or prior to the date of their issuance. The Preferred Shares could be used as a method of discouraging, delaying or preventing a change in control of the Company. In addition, the rights and preferences of the Preferred Shares may be dilutive of the interest of the holders of the Common Shares and otherwise have an adverse effect on the rights of the holders of the Common Shares.

      In December 2004, the Series 1 Preferred Shares were created. All of the Series 1 Preferred Shares were issued to the Partnership. See "Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operation -- Devine Entertainment Limited Partnership. The holders of the Series 1 Preferred Shares, in priority to the holders of the Common Shares, are entitled to receive a cumulative annual dividend of 9.1 cents per share. Absent the consent of all of the holders of the Series 1 Preferred Shares, dividends may not be paid on the Common Shares if dividends are then due and owing on the Series 1 Preferred Shares.

      Except as otherwise required by the OBCA, the holders of the Series 1 Preferred Shares are entitled to vote only in the event the Company proposes to dissolve or sell, lease or exchange all or substantially all of its property other than in the ordinary course of business.

      Commencing on November 16, 2014 and continuing on each anniversary date thereafter, the holders of the Series 1 Preferred Shares have the right to require the Company to redeem on such date all or a portion of their Series 1 Preferred Shares. The redemption price (the "Redemption Price") for each Series 1 Preferred Share is equal to the sum of $1 plus all accrued and unpaid dividends thereon.

      In the event the Company is liquated, dissolved or wound-up or its assets are otherwise distributed among the Company's stockholders by way of repayment of capital, whether voluntary or involuntary, the holders of the Series 1 Preferred Shares are entitled to receive a per share amount equal to the Redemption Price before any distribution of the Company's assets to the holders of the Common Shares.

Common Shares

      All of the issued and outstanding Common Shares are validly issued, fully paid and non-assessable. Holders of the Common Shares are entitled to one vote per share at all meetings of shareholders. There is no right to cumulative voting; thus, the holders of a majority of the outstanding Common Shares can elect all of the members of the Company's board of directors. A majority vote is also sufficient for other actions that require the vote of shareholders except in cases in which more than a majority is required by law. Holders of the Common Shares are entitled to receive, on a ratable basis, any dividends as and when declared by the board of directors out of funds legally available for the payment of dividends. Upon the liquidation, dissolution, or winding-up of the Company, subject to the prior rights of the holders of the Preferred Shares, the holders of Common Shares are entitled to receive, on a ratable basis, the remaining assets and property of the Company. The Common Shares have no preemptive rights or subscription, redemption or conversion privileges.

1995 Issuance of 7.5% Debentures

      In December 1995, the Company issued $1,125,000 principal amount of 7.5% redeemable convertible subordinated debentures (the "7.5% Debentures"). Each 7.5% Debenture originally matured on December 31, 2000. On December 19, 2000, the Company obtained the approval of the holders of the 7.5% Debentures in order to: (i) extend the maturity date of the 7.5% Debentures to December 31, 2002:
(ii) reduce the conversion rate of the 7.5% Debentures from $1.50 to $0.50 per Common Share; (iii) increase the rate of interest on the 7.5% Debentures to 10.5% per annum; (iv) issue to the holders of the 7.5% Debentures one warrant ("Extension Warrant") for each $1.00 principal amount of the 7.5% Debentures held by such holder and (v) secure the 7.5% Debentures by way of a floating charge over all of the Company's assets, such floating charge being subordinated to certain senior indebtedness of the Company. The Extension Warrants expired unexercised. The Company is currently further renegotiating the terms and conditions of the 7.5% Debentures with the holders thereof.

      In February 2002, $915,000 of the 7.5% Debentures became covered by a security interest granted by the Company. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation -- Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003 -- Gains on Settlement Debt."

1996 Issuance of 7.5% Debenture

      In February 1996, the Company issued a 7.5% redeemable convertible subordinated debenture (the "1996 Debenture") in the principal amount of $100,000 to Euro American Mercantile Corp. The 1996 Debenture is convertible into Common Shares at the rate of $1.50 per Common Share. The 1996 Debenture originally matured on December 31, 2000. On December 19, 2000, the Company renegotiated the payment terms of the 1996 Debenture and increased the interest rate thereon to 10% per annum. As a result, the principal was repayable during 2001 in four equal quarterly payments. The first installment payment on the 1996 Debenture was made in April 2001. The Company failed to make the three remaining installment payments due on the 1996 Debenture. The Company is currently further renegotiating the terms and conditions of the 1996 Debenture with Euro American Mercantile Corp. The 1996 Debenture is subordinated to certain senior indebtedness of the Company.

10.5% Debentures and 10.5% Debenture Warrants

      On December 21, 2000, the Company issued $550,000 principal amount of 10.5% convertible subordinated debentures (the "10.5% Debentures"). The 10.5% Debentures bear interest at a rate of 10.5% per annum payable semi-annually and are convertible at the option of the holder at any time on the basis of one Common Share per $0.50 principal amount of 10.5% Debentures outstanding. The 10.5% Debentures are secured by way of a floating charge over all of the Company's assets, such floating charge being subordinated to certain senior indebtedness of the Company.

      Each purchaser of the 10.5% Debentures also received a warrant (a "10.5% Debenture Warrant") for each $1.00 invested. Each 10.5% Debenture Warrant entitles the holder to purchase one Common Share for $1.75 per share until December 31, 2005. In the event that the weighted average trading price of the Common Shares over any period of ten consecutive trading days exceeds the exercise price by 200%, the Company has the right, upon 30 days' prior written notice to each holder of a 10.5% Debenture Warrant, to redeem the 10.5% Debenture Warrants for a redemption price of $0.01 per 10.5% Debenture Warrant.

      Forvest Trust S.A. acted as agent for the issuance of the 10.5% Debentures, and was issued compensation warrants entitling it to acquire up to 50,000 Common Shares at an exercise price of $0.50 per share on or before December 21, 2005. Forvest Trust S.A. also received a cash commission on closing of $50,000.

Other Warrants

      Information concerning additional outstanding warrants issued by the Company within the past three years is set forth in "Part II -- Item 4. Recent Sales of Unregistered Securities."

Capital Reorganization

      In order to assist in ensuring that the Company remains entitled to receive certain financial incentives and assistance or any required licenses or approvals from Canadian federal or provincial governments and agencies which are available only if the ownership of the shares of the Company by Canadian residents meets certain specified requirements, a resolution was adopted at a meeting of the board of directors of the Company held on May 13, 2004 authorizing the Company to seek all necessary approvals to further amend its Articles of Incorporation to effect the following capital reorganization (the "Reorganization"):

      (a) create two new classes of shares to be designated as Class A voting shares (the "Voting Shares") and Class B non-voting shares (the "Non-Voting Shares"), each in an unlimited number;

      (b) exchange the issued and outstanding Common Shares of the Company into Voting Shares and Non-Voting Shares on the basis of one-half of one Voting Share and a one-half of one Non-Voting Share for each Common Share held; and

      (c)   cancel all the authorized Common Shares.

      The stockholders of the Company approved the Reorganization on June 25, 2004. As at February 1, 2005, the board of directors of the Company had not implemented the Reorganization. The Company expects that the Reorganization will be effected at such time in the future as may be required in order to allow the Company to continue to be eligible to receive the aforesaid incentives, assistance, licenses and approvals.

      Pursuant to the terms of the Reorganization, holders of Voting Shares and Non-Voting Shares will have the following rights and privileges and will be subject to the following restrictions and conditions:

      (a) subject to any preference as to dividends provided to any shares ranking in priority to the Voting Shares and the Non-Voting Shares, to participate-equally, share for share, in any dividend, whether in cash, in shares of the Company or otherwise, which may be declared or paid on either class of such shares;

      (b) in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets for the purpose of winding up its affairs, to receive equally, share for share, all the remaining property of the Company after payment of the Company's liabilities and any amounts payable to holders of any shares ranking in priority to the Voting Shares and the Non-Voting Shares, without preference or distinction;

      (c) receive notice of, attend (in person or by proxy) and be heard at all meetings of the shareholders of the Company; and

      (d) in the event that an independent committee of the Board of Directors of the Company reasonably determines that it is necessary for the Company to be Canadian controlled or that there be limitations on the number of shares held by non-residents of Canada for the purpose of determining the eligibility of the Company for financial incentives or assistance or licenses or other approvals from any Canadian federal or provincial government or agency or for any other regulatory purpose, the Company shall have the right, upon prior written notice to the holders of Voting Shares and Non-Voting Shares, to (i) refuse to allot or issue any shares of the Company to any non-resident of Canada; (ii) direct that the voting rights, if any, attached to shares held by non-residents of Canada may not be exercised for such period or periods of time as is specified in such notice; (iii) authorize and direct its transfer agent to refuse to register any transfer of Voting Shares or Non-Voting Shares to any non-resident of Canada; and

      (e)   automatically convert all Non-Voting Shares into Voting Shares.

      In addition to the rights, privileges, restrictions and conditions described above, holders of Voting Shares shall be entitled to:

      (a) vote at all meetings of the stockholders of the Company (other than at meetings of the holders of another class or series entitled to vote separately as a class or series in respect of a particular matter); and

      (b) convert, at any time, each Voting Share held by them into one Non-Voting Share.

      Furthermore, if an offer is made to purchase Voting Shares which, under applicable securities legislation or the requirements of a stock exchange on which the Voting Shares or the Non-Voting Shares are listed, must be made to all or substantially all holders of Voting Shares in a province of Canada to which the requirement applies and an unconditional offer is not concurrently made to purchase Non-Voting Shares that is identical with respect to price per share, percentage of outstanding shares for which the offer is made and in all other material respects, each Non-Voting Share will become convertible, at the option of the holder, within a specified time following the offer, into one Voting Share. The conversion right may only be exercised for the purpose of depositing the resulting Voting Share in response to the offer and the transfer agent and registrar of the Company will deposit the resulting Voting Shares on behalf of the stockholders. If the Voting Shares resulting from the conversion are subsequently withdrawn from the bid by the stockholders or not taken up by the offeror or if the offer is abandoned and withdrawn by the offeror, the Voting Shares thus converted will be reconverted into Non-Voting Shares. In no other circumstances will the Non-Voting Shares be convertible into Voting Shares.

      In instances where the Reorganization would result in a holder of Common Shares receiving a fractional Voting Share or a fractional Non-Voting Share (after aggregating all Voting Shares or all Non-Voting Shares, as the case may be), such fractional shares will be rounded up to the next whole Voting Share or Non-Voting Share (as the case may be).

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

      The Common Shares were delisted from the Toronto Stock Exchange (the "TSX") in March 2004 as a result of the Company's failure to meet the minimum listing requirements of the TSX. Currently, the Common Shares are quoted for trading in Canada on the Canadian Unlisted Board (the "CUB") under the symbol "DVNN" and in the United States in the Pink Sheets(R) under the symbol "DVNNF." The following table sets forth for the periods indicated the per share market price ranges of the Common Shares.

        Date                                High($)             Low($)
2003
   First Quarter                            0.04                0.04
   Second Quarter                           0.04                0.01
   Third Quarter                            0.1125              0.01
   Fourth Quarter                           0.08                0.08
2004
   First Quarter                            0.08                0.08
   Second Quarter                           0.08                0.08
   Third Quarter                            0.26                0.01
   Fourth Quarter                           0.28                0.10
2005
   January 1 to February 11th               0.30                0.12

Holders

      As at February 1, 2005, there were 70 holders of record of the Common Shares.

Dividends

      The Company has not made any dividend payment with respect to the Common Shares. The Company has no current intention to pay cash dividends on the Common Shares in the foreseeable future. In lieu thereof, the Company intends to retain any future earnings for reinvestment in the Company's business. The Series 1 Preferred Shares restrict the Company's ability to pay dividends on the Common Shares See "Part I -- Item 8. Description of Securities. -- Preferred Shares."

Penny Stock Considerations

      The Securities Exchange Commission has adopted regulations applicable to broker/dealers who sell "penny stock." A "penny stock" is generally defined to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. These regulations impose additional sales practice requirements on broker/dealers who sell "penny stock" to persons other than established customers and accredited investors. These additional sales practice requirements may have the effect of reducing the level of trading activity in the secondary market for "penny stock."

      Following the declaration of the effectiveness of this registration statement by the Securities and Exchange Commission, the Company intends to have the Common Shares trade on the OTC Bulletin Board service of the National Association of Securities Dealers, Inc. (the "OTC Bulletin Board"). The Company expects that, upon the commencement of the trading of the Common Shares on the OTC Bulletin Board, the Common Shares will fall within the definition of "penny stock." There can be no assurance that the Common Shares will trade for $5.00 or more per share.

Exchange Controls and Other Limitations Affecting Security Holders.

      Canada has no system of exchange controls. There are no exchange restrictions on borrowing from citizens or residents of foreign countries nor on the remittance of dividends, interest, royalties or similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

      Under the Investment Canada Act (the "ICA Act"), a Canadian federal statute, certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the ICA Act) or establish a "new Canadian business" (as defined in the ICA Act) are required to file either a notification or an application for review with a governmental agency known as "Investment Canada". The ICA Act further requires that certain acquisitions of control of a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the ICA Act on the basis that he is satisfied that the acquisition is "likely to be of net benefit to Canada". Only acquisitions of control are reviewable under the ICA Act; however, the ICA Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of the Company may, in some circumstances, be considered to constitute an acquisition of control. Failure to comply with the review provisions of the ICA Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

      There are no limitations on the rights of non-Canadian residents or non-Canadian shareholders to hold or vote the Common Shares contained in the Articles or By-Laws.

Taxation

      Dividends

      In general, dividends paid by a corporation resident in Canada to non-residents of Canada are subject to Canadian withholding tax. The rate of withholding tax under the Income Tax Act (Canada) (the "Tax Act") on dividends is twenty-five percent (25%). Such rate may be reduced under the provisions of a relevant international tax treaty to which Canada is a party. The Canada-United States Income Tax Convention (1980) (the "U.S. Treaty") provides for a general reduction in the rate of Canadian withholding tax to fifteen percent (15%) on dividends paid on shares of a corporation resident in Canada to residents of the United States, and also provides that where the beneficial owner of the dividends is a corporation resident in the United States which owns at least ten percent (10%) of the voting shares of the corporation paying the dividends, the rate of withholding tax is reduced to ten percent (10%).

      Capital Gains

      A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of a share of a public corporation for purposes of the Tax Act unless the share represents taxable Canadian property to the holder thereof. A share of a public corporation will be taxable Canadian property to the holder thereof if, at any time during the period of five (5) years immediately preceding a disposition, the non-resident, persons with whom the non-resident did not deal at arm's length, or the non-resident together with persons with whom he did not deal at arm's length, owned (or had an option in respect of or had an interest in) twenty-five percent (25%) or more of the issued shares of any class or series of the corporation or if, upon ceasing to be a resident of Canada, the holder elected that the share be taxable Canadian property. The Company is a public corporation for purposes of the Tax Act.

      The U.S. Treaty provides that, in general, a resident of the United States will not be subject to tax on any capital gains realized by him on the disposition of shares that are taxable Canadian property unless (i) such resident has or had (within the twelve-month period preceding the disposition) a permanent establishment in Canada and such shares formed part of the business property of that permanent establishment, (ii) such shares formed part of the personal property pertaining to a fixed base which is or was available (within a twelve-month period preceding the disposition) to such resident for the purpose of performing independent personal services, (iii) the value of the shares is derived principally from real property situated in Canada or (iv) the shareholder is an individual who was resident in Canada for 120 months in any twenty-year period preceding the disposition and at any time during the ten-year period immediately preceding the disposition and who owned the shares of the corporation at the time he or she ceased to be a resident of Canada.

      Estate and Gift Tax

      At present, Canada does not impose any estate or gift tax.

Item 2. Legal Proceedings.

      Neither the Company nor any of its property is the subject of any material pending legal proceeding.

Item 3. Changes in and Disagreements with Accountants.

      Not applicable.

Item 4. Recent Sales of Unregistered Securities.

      Set forth below is certain information regarding all securities that the Company has sold within the past three years without registering such securities under the Securities Act.

      On April 5, 2004, the Company settled two term loans owing to Business Development Bank of Canada in consideration of (i) a cash payment of $125,000 and (ii) the issuance of 100,000 Common Shares. The aforesaid Common Shares were offered and sold in reliance on the exemptions from registration afforded by
Section 4(2) and Regulation S of the Securities Act.

      Effective April 7, 2004, the Company sold 5,160,000 units at a price of $0.10 per unit for aggregate gross proceeds of $516,000. Each unit consisted of
(i) one Common Share and (ii) one-half Common Share purchase warrant. Each such warrant is exercisable, at any time on or prior to April 7, 2005, to acquire one Common Share and one step-up Common Share purchase warrant at an exercise price of $0.15 per Common Share. Each such step-up warrant is exercisable, at any time on or prior to April 7, 2006, to acquire one Common Share at an exercise price of $0.30.

The aforesaid Common Shares and warrants were offered and sold in reliance on the exemptions from registration afforded by Section 4(2) and Regulation S of the Securities Act.

      On June 29, 2004, the Company settled a portion of a loan initially made by the Royal Bank of Canada in consideration of (i) a cash payment of $11,509;
(ii) the issuance of 2,042,055 Common Shares; and (iii) warrants to purchase 1,830,000 Common Shares at a per share exercise price of $0.50 at any time on or prior to February 26, 2007. The aforesaid Common Shares and warrants were offered and sold in reliance on the exemptions from registration afforded by
Section 4(2) and Regulation S of the Securities Act.

      On June 30, 2004, the Company issued 1,100,000 units for aggregate gross proceeds of $220,000. Each unit consisted of (i) one Common Share, (ii) 0.4545 of a Series A Warrant and (iii) 0.333 of a Series B Warrant. Each whole Series A Warrant was exercisable on or prior to December 31, 2004 into one Common Share at an exercise price of $0.20 per Common Share. Each whole Series B Warrant was automatically converted for no additional consideration into one Common Share on December 31, 2004. Such automatic conversion resulted in the issuance of 366,666 Common Shares. The aforesaid Common Shares and warrants were offered and sold in reliance on the exemptions from registration afforded by Section 4(2) and Regulation S of the Securities Act.

      During the third quarter of 2004, the Company completed settlements of past debt, previously agreed to production financing fees and fees for services from financial advisors, with the issuance of a total of 8,740,000 Common Shares at $933,271. As a result, approximately $1.4 million of the Company's payables, accrued liabilities and current expenses were settled. The settlements included the issuance of 6,000,000 Common Shares to David Devine and Richard Mozer, each a director and executive officer of the Company, to satisfy previous loans to the Company and unpaid fees for services from 2001 through the end of the third quarter of 2004. The aforesaid Common Shares were offered and sold in reliance on the exemptions from registration afforded by Section 4(2) and Regulation S of the Securities Act.

      In December 2004, the Company issued 380,450 Common Shares and 494,550 Series 1 Preferred Shares to the Partnership. See "Item 2. Management's
Discussion and Analysis of Financial Condition and Results of Operation -- Devine Entertainment Limited Partnership." The aforesaid Common Shares and Series 1 Preferred Shares were offered and sold in reliance on the exemptions from registration afforded by Section 4(2) and Regulation S of the Securities Act.

Item 5. Indemnification of Directors and Officers.

      The Company has indemnified each of its directors to the fullest extent permitted by law for all costs, liabilities and expenses incurred by each director, including legal fees, in respect of claims to which each director is made a party by reason of being or having been a director of the Company or any subsidiary thereof, provided such director acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative proceeding enforced by monetary penalty, such director had reasonable grounds for believing that his conduct was lawful.

      The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The annual premium payable by the Company in respect of such insurance is $22,572 (inclusive of applicable taxes) and the total amount of insurance purchased for the directors and officers as a group is $1,000,000. The directors and officers are not required to pay any premium in respect of the insurance. The Company is liable to the extent of $50,000 per claim under the deductibility provisions of the policy.

                                    PART F/S

                        DEVINE ENTERTAINMENT CORPORATION

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004

                       Unaudited - Prepared by Management

                        DEVINE ENTERTAINMENT CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                       Unaudited - Prepared by Management

                               September 30, 2004

                                                      September 30    Dec. 31
                                                          2004          2003
                                                      ------------  -----------

                                     ASSETS

Cash and term deposits                                $   104,815   $   742,431
Accounts receivable                                       402,243       199,871
Due from production financiers                            437,750       437,750
Due from Devine Limited Partnership (Note 9)              419,063            --
Tax credits receivable (Note 3)                           802,455            --
Prepaid and sundry assets                                  18,245       167,665
Deferred financing charges                                 44,113        68,083
Investment in film, television programs, and
  recordings (Note 4)                                   8,619,380     8,823,588
Property and equipment (Note 5)                            30,504        22,082
                                                      -----------   -----------
                                                      $10,878,568   $10,461,470
                                                      ===========   ===========

                                   LIABILITIES

Bank loans (Note 6)                                    $1,912,896   $ 2,582,865
Accounts payable and accrued liabilities                  983,523     2,928,680
Long term debt (Note 7)                                 1,519,290     5,208,746
Deferred revenue                                        2,658,970     1,977,501
                                                      -----------   -----------
                                                        7,074,679    12,697,792
                                                      -----------   -----------

                        SHAREHOLDERS' EQUITY (DEFICIENCY)

Capital stock (Note 10(a))                             11,108,087     9,393,316
Contributed Surplus                                       284,803       284,803
Equity portion of long term debt (Note 7)                 181,510       181,510
Warrants (Note 10(b))                                     168,900            --
Deficit                                                (7,939,411)  (12,095,951)
                                                      -----------   -----------
                                                        3,803,889    (2,236,322)
                                                      -----------   -----------
                                                      $10,878,568   $10,461,470
                                                      ===========   ===========

See accompanying notes to interim consolidated financial statements.

                        DEVINE ENTERTAINMENT CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                       Unaudited - Prepared by Management

                       FOR THE PERIODS ENDED SEPTEMBER 30

                                               Three months ended Sept. 30       Nine months ended Sept. 30
                                                    2004            2003            2004            2003
                                                    ----            ----            ----            ----

REVENUE                                        $  3,115,182    $    184,985    $  3,602,454    $    490,420
                                               ------------     -----------      ----------     -----------
EXPENSES
Operating                                            60,529         149,962         413,105         382,944
Amortization
- film, television programs and recordings        2,178,574         132,335       2,408,571         335,631
- equipment                                           2,244           1,638           5,749           5,277
Interest (recovered)                                 49,401          44,771         (65,560)        142,738
                                               ------------     -----------      ----------     -----------
                                                  2,290,748         328,706       2,761,865         866,590
                                               ------------     -----------      ----------     -----------

INCOME (LOSS) before the following                  824,434        (143,721)        840,589        (376,170)

Write down of investment in film, television
     programs and recordings                             --              --      (1,000,000)             --
Gain on settlement of debt and accounts
     payable                                        276,482              --       4,316,307              --
                                               ------------     -----------      ----------     -----------

INCOME (LOSS) before income taxes                 1,100,916        (143,721)      4,156,896        (376,170)
                                               ------------     -----------      ----------     -----------

Income taxes                                        482,856           3,500       1,857,356          18,243
Benefit of losses carried forward                  (482,500)             --      (1,857,000)             --
                                               ------------     -----------      ----------     -----------
                                                        356           3,500             356          18,243

 NET INCOME (LOSS) for the period              $  1,100,560    $   (147,221)   $  4,156,540    $   (394,413)

DEFICIT, beginning of period                     (9,039,971)    (11,491,997)    (12,095,951)    (11,244,805)
                                               ------------     -----------      ----------     -----------

DEFICIT, end of period                         $ (7,939,411)    (11,639,218)     (7,939,411)    (11,639,218)
                                               ============     ===========      ==========     ===========

EARNINGS (LOSS) PER SHARE

Basic                                          $       0.05    $      (0.01)   $       0.22    $      (0.03)
                                               ============     ===========      ==========     ===========

Fully Diluted (Note 14)                        $       0.04    $      (0.01)   $       0.21    $      (0.03)
                                               ============     ===========      ==========     ===========

THE WEIGHTED AVERAGE
SHARES - BASIC                                   24,286,860      14,261,838      19,245,570      14,261,838

        - FULLY DILUTED                          24,653,527      14,261,838      19,369,135      14,261,838

See accompanying notes to interim consolidated financial statements.

                        DEVINE ENTERTAINMENT CORPORATION

                  INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

                       FOR THE PERIODS ENDED SEPTEMBER 30

                      (Unaudited - Prepared by Management)

                                            Three months ended Sept. 30   Nine months ended Sept. 30
                                                2004            2003          2004            2003
                                                ----            ----          ----            ----

OPERATING ACTIVITIES
Net income (loss) for the period            $ 1,100,560    $  (147,221)   $ 4,156,540    $  (394,413)
Gain on settlement of debt                     (276,482)            --     (4,316,307)            --
Write down of film library                           --             --      1,000,000             --
Amortization - film, television programs
         and recordings                       2,178,574        132,335      2,408,571        335,631
         - Equipment                              2,244          1,638          5,749          5,277
         - financing charges                      7,990          7,990         23,970         23,970
Operating expenses paid in common shares        113,000             --        113,000             --
Change in non-cash components of
     working capital (Note 11)               (2,001,349)       117,098     (4,070,188)       111,641
                                            -----------    -----------    -----------    -----------
                                              1,124,537        111,840       (678,665)        82,106
                                            -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
Increase in bank loans                           22,456             --        680,709          1,666
Repayment of bank loans                        (922,198)        (4,200)    (1,047,198)            --
Issuance of shares and warrants                  71,889             --        817,889             --
Repayment of long term debt                          --             --       (445,000)            --
Increase in advances from related parties            --             --        467,883             --
                                            -----------    -----------    -----------    -----------
                                               (827,853)        (4,200)       474,283          1,666
                                            -----------    -----------    -----------    -----------

INVESTING ACTIVITIES
Advance to Limited Partnership                 (419,063)                     (419,063)
Purchase of property and equipment              (10,421)            --        (14,171)            --
                                            -----------    -----------    -----------    -----------
                                               (429,484)            --       (433,234)            --
                                            -----------    -----------    -----------    -----------

CHANGE IN CASH                                 (132,800)       107,640       (637,616)        83,772

CASH, Beginning of period                       237,615         11,101        742,431         34,969
                                            -----------    -----------    -----------    -----------

CASH, End of period                             104,815        118,741        104,815        118,741
                                            ===========    ===========    ===========    ===========

SUPPLEMENTARY CASH FLOW INFORMATION
     Interest paid                          $    65,575    $    20,778    $   138,997    $    58,544
     Income taxes paid                              356          3,500            356         18,243

See accompanying notes to interim consolidated financial statements.

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004
                       Unaudited - Prepared by Management

1.    NATURE OF BUSINESS

      Devine   Entertainment   Corporation  ("the  company")  is  an  integrated
      developer and producer of high quality children's and family programs for worldwide television and film broadcast and home video markets.

      Television and film production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of such television and film programming since the revenues derived from the production and distribution (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon their acceptance by the public.

      The success of the company's television and film programming also may be impacted by, among other factors, prevailing advertising rates, which are subject to fluctuation. Therefore, there is a substantial risk that some or all of the company's television projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

      Prior to the current period, the company had incurred significant operating losses over the past several fiscal years and had a significant capital deficiency.

      The company's continued existence is dependent upon its ability to restore and maintain profitable operations.

      If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.

2.    BASIS OF PRESENTATION

      The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") have been omitted or condensed. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements as at and for the year ended December 31, 2003, as set out in the December 2003 Annual Report.

      In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended December 31, 2003.

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004
                       Unaudited - Prepared by Management

3.    TAX CREDITS RECEIVABLE

      Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. Amounts recorded represent management's best estimate of the amounts recoverable; however, all
      amounts  are  subject  to  final   determination   by  the   relevant  tax
      authorities. During the three month period ended September 30, 2004, the company received a partial refund of $697,545 from the provincial government who has not completed their review of the tax credit claim.

4.    INVESTMENT IN FILM, TELEVISION PROGRAMS AND RECORDINGS

                                                                     September 30, 2004                    Dec.31, 2003
                                                                        Accumulated
                                                           Cost         Amortization           Net              Net
                                                           ----         ------------           ---              ---
      Completed and acquired projects                  $16,238,200       $ 7,804,211       $8,433,989        $4,490,225
      Projects in progress                                 185,391            --              185,391         4,333,363
                                                       -----------        ----------       ----------        ----------

                                                       $16,423,591        $7,804,211       $8,619,380        $8,823,588
                                                       ===========        ==========       ==========        ==========

      Management, on a regular basis, reviews the estimate of total ultimate revenue and the fair value of the capitalized film costs. As a result of this review, the company reduced the carrying value of its investments by $1,000,000 in the nine month period ended September 30, 2004.

5.    PROPERTY AND EQUIPMENT

                                                                     September 30, 2004                    Dec.31, 2003
                                                                        Accumulated
                                                           Cost         Amortization           Net              Net
                                                           ----         ------------           ---              ---
         Computer and editing equipment                   $174,345          $151,754         $ 22,591          $ 12,853
         Furniture and fixtures                             58,193            50,280            7,913             9,229
                                                          --------          --------         --------          --------

                                                          $232,538          $202,034         $ 30,504          $ 22,082
                                                          ========          ========         ========          ========

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004
                       Unaudited - Prepared by Management

6.    BANK LOANS

                                                 Sept. 30, 2004    Dec. 31, 2003
                                                 --------------    -------------

      Term loan bearing interest at 3%
      per annum above the Business
      Development Bank of Canada
      floating lease rate, repayable in
      monthly payments of $10,400 plus
      interest, secured by a general
      security agreement and joint and
      several guarantees of two key
      officers of the company for 15% of
      outstanding balance of the loan.
      The company has committed to pay
      an additional .1252% of the
      consolidated revenues of the
      company for each year the loan is
      outstanding which will be included
      as interest costs.                         $       --           270,400

      Term loan bearing interest at 1%
      per annum above the Business
      Development Bank of Canada
      floating lease rate, repayable in
      monthly payments of $4,160,
      secured by a general security
      agreement and joint and several
      guarantees of two key officers of
      the company for 15% of outstanding
      balance of the loan                                --           158,080

      Term loan bearing interest at a
      fluctuating per annum rate equal
      to 1.25% plus the Base Rate of the
      Comerica Bank, repayable on
      November 30, 2004, secured by a
      general security agreement against
      all the assets of one of the 100%
      owned subsidiaries of Devine
      Entertainment Corporation.                  1,912,896         2,154,385
                                                 ----------        ----------

                                                 $1,912,896        $2,582,865
                                                 ==========        ==========

The two term loans owing to the Business Development Bank of Canada in the amount of $428,480 together with the accrued interest of $49,087 were settled on April 5, 2004 for the following consideration: cash payment of $125,000 and 100,000 common shares with a fair market value of $10,000, resulting in a gain on settlement of debt of $342,567.

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004
                       Unaudited - Prepared by Management

7.    LONG TERM DEBT

                                              Sept. 30, 2004   Dec. 31, 2003
                                              --------------   -------------

      Convertible debentures (a)                $1,519,290       $1,279,290
      Long term loan I (b)                            --          2,773,551
      Long term loan II (c)                           --          1,155,905
                                                ----------       ----------

                                                $1,519,290       $5,208,746
                                                ==========       ==========

(a)   Convertible Debentures

                                              Sept. 30, 2004   Dec. 31, 2003
                                              --------------   -------------

            Principal
               Issued
                - February 1996 (i)                 75,000           75,000
                - December 2000 (ii)               550,000          550,000
                - December 2000 (iii)              835,800          835,800
                - Capitalized interest (iv)        240,000             --
                                                ----------      -----------
                                                 1,700,800        1,460,800
                     Less - equity component      (181,510)        (181,510)
                                                ----------      -----------
                                                $1,519,290      $ 1,279,290
                                                ==========      ===========

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004
                       Unaudited - Prepared by Management

7.    LONG TERM DEBT (continued)

      (a)   Convertible Debentures (continued)

      (i) The company issued a 7.5% $100,000 redeemable convertible subordinated debenture in February 1996. This debenture was to mature on December 31, 2000. The debenture was convertible at the holder's option into common shares at any time prior to maturity at a conversion rate of $1.50 per share.

            Management renegotiated repayment terms of this debenture at an increased interest rate of 10%. The principal was re-payable during 2001 in four quarterly payments of $25,000 plus interest. The first instalment was made in April 2001. The company is still in default on the second, third and fourth instalments. As at September 30, 2004 there remains an outstanding balance of $75,000 plus $28,125 in accrued interest on this debenture.

      (ii) The company issued 550,000 units of debentures and warrants in December 2000 for $550,000 less costs of $85,000 for net proceeds to the company of $465,000. Each unit consists of a $1.00 debenture and 1 immediately separable warrant. The redeemable convertible subordinated debentures mature on December 31, 2005, bear interest at 10.5% per annum and are payable semi-annually. The debentures are convertible at the holders' option into common shares at any time prior to maturity on the basis of one common share per $0.50 principal amount of debenture. The debentures are subordinated to certain senior indebtedness of the company.

      (iii) On December 19, 2000, the company obtained the approval of the holders of the 7.5% debentures issued December 1995 to: (i) extend the maturity date to December 31, 2002; (ii) reduce the conversion rate to $0.50 per common share; (iii) increase the rate of interest applicable to 10.5% per annum; (iv) issue to the holders of the debentures one warrant for each $1.00 principal amount held by such holder; and (v) to secure the 7.5% debentures by way of a floating charge over all of the company's assets, such floating charge to be subordinated to all existing and future "Senior Indebtedness" and "Permitted Encumbrances" and to rank pari passu with identical security to be granted to holders of up to $1,000,000 principal amount of convertible debentures issued by the company on December 21, 2000.

            The company is currently renegotiating the terms of these debentures with the holders.

      (iv) As part of the settlement of long-term debt (Note 7(b)), the company has granted the same conversion privileges to $240,000 portion of the interest accrued on the debentures described in Notes 7(a)(ii) and 7(a)(iii) as on the related debentures.

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004
                       Unaudited - Prepared by Management

7.    LONG TERM DEBT (continued)

      (b)   Long Term Loan I

            On February 26, 2002, an agreement was made between the Royal Bank and third party investors. The investors acquired the Royal bank loan ("RBC Debt") of $2,773,551. The terms of the loan remain the same; demand loans bearing interest at 1.5% per annum above Royal Bank prime, secured by a first general security agreement, assignment, direction and acknowledgment agreements in respect of each of the license agreements, pecuniary loss indemnity, postponement of guarantors' claims, completion bond, assignment of federal and Ontario tax credits, assignment of mortgage of distributor's rights, assignment of copyright and any and all future revenue with respect to commercial exploitation of "The Inventors' Specials" television programs and a security interest in all rights in and to "The Inventors' Specials" television programs ("RBC Security").

            On June 29, 2004, the company settled the above loan, together the accrued interest in the amount of $942,628 for the following consideration: i) cash payments totalling $11,509; ii) 2,042,055 common shares, valued at $204,206 and iii) 1,830,000 warrants valued at $18,300. Each warrant is exercisable for one common share at a price of $0.50 per share at any time until February 26, 2007. In addition, $915,000 portion of the convertible debentures, as described in Notes 7(a)(ii), (iii) and (iv) has been evidenced by a promissory note, bearing interest at a rate of 10.5% per annum, payable semi-annually, maturing on February 26, 2006 or February 26, 2007, at the holder's option. The above promissory note shall evidence the balance of the RBC Debt and, as such, the RBC Security shall continue to secure the obligations pursuant to the promissory note. The above transaction resulted in a gain on settlement of debt of $2,682,164.

      (c)   Long Term Loan II

            In March 2003, a third party insurance company paid out the Banque Nationale de Paris (Canada) loan as per the original loan agreement. According to the agreement, Banque Nationale de Paris (Canada) security is subrogated to the insurer. The terms of the loan remain the same; this loan is partially re-payable by assignment of government film tax credits in the approximate amount of $1,450,000 and is secured by a "first ranking" general security agreement on all present and future assets of Devine Productions Artists Ltd.

            On May 26, 2004, the company settled the above loan together with the accrued interest in the amount of $84,189 by making a cash payment of $225,000 to the insurance company. The above settlement resulted in a gain on settlement of debt of $1,015,094.

8.    ADVANCES FROM RELATED PARTIES

      Advances from the corporation controlled by certain officers of the company are non-interest bearing and due on demand. During the three month period ended September 30, 2004, the advances were settled by an issuance of 4,717,082 common shares of the Company at $0.10 per share.

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004
                       Unaudited - Prepared by Management

9.    ADVANCES TO LIMITED PARTNERSHIP

      During the third quarter 2004, the Company entered into a services agreement with Devine Entertainment Limited Partnership ("Partnership"). Under the terms of the agreement, the Partnership will assume certain expenses, until December 31, 2004, relating to the following services required in connection with the conduct of business of the Company:

            o     labour, employment and all other "direct" services;

            o marketing services, including production and placement of all required advertising;

            o the incurring of other operating expenses, excluding payments for the purchase of real property, equipment and expenses of a capital nature; and

            o     administrative services.

            o certain development services required in connection with new projects of the business.

      In return, the Partnership is entitled to a royalty as a % of gross revenue of the Company.

10.   CAPITAL STOCK

      a)    Common shares

                                                                                     #                      $
                                                                                 ----------          ------------
            Balance, January 1, 2004                                             14,261,838             9,393,316

            Issued during the period:
                On settlement of bank loans (Note 6)                                100,000                10,000
                On settlement of long-term debt (Note 7(b))                       2,042,054               204,205
                Pursuant to private placement (i)                                 1,100,000               121,000
                Pursuant to private placement (ii)                                5,160,000               464,400
                For cash consideration                                              100,000                10,000
                                                                                 ----------          ------------
            Balance, June 30, 2004                                               22,763,892            10,202,921
                                                                                 ----------          ------------
            Issued during the period:
                On settlement of advances from related parties (Note 8)           4,717,082               471,708
                On settlement of accounts payable and accruals (iii)              4,022,918               461,569
            Less: share issuance costs                                                   --               (28,111)
                                                                                 ----------          ------------
            Balance, September 30, 2004                                          31,503,892          $ 11,108,087
                                                                                 ==========          ============

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004
                       Unaudited - Prepared by Management

10.   CAPITAL STOCK (continued)

      a)    Common shares (continued)

            (i) The company issued 1,100,000 units, each unit consisting of 1 common share, 0.4545 a series A warrant and 1/3 of a series B warrant at $0.20 per unit.

                  Each whole series A warrant is exercisable at any time until September30, 2006 into one common share at an exercise price ranging from $0.15 to $0.20 per common share, depending on trading price of shares.

                  Each whole series B warrant shall be automatically exercised on December 31, 2004 into one common share for no additional consideration, but shall expire unexercised if the volume weighted average trading price of the common share is equal to or greater than $0.50 per share during a period of ten consecutive trading days ending prior to December 31, 2004.

            (ii) The company issued 5,160,000 units, each consisting of one common share and one-half purchase warrant at $0.10 per unit.

                  Each warrant is exercisable, at any time prior to April 7, 2005, to acquire one common share and one common share purchase warrant (a "step-up warrant") at an exercise price of $0.15 per unit. Each step-up warrant will be exercisable, at any time on or prior to April 7, 2006, to acquire a common share at an exercise price of $0.30.

            (iii) During the three month period ended  September  30, 2004,  the
                  Company settled accounts payable and accrued liabilities for 3,897,918 shares for prices ranging from $0.10 per share to $0.22 per share, resulting in a gain on settlement of $276,482 and reduction to work in progress of $201,626 for costs previously capitalized.

      (b)   Warrants

                                                                                   #                 $
                                                      -                        ---------          -------
            i)    Series A warrants issued pursuant to
                  private placement (Note 8(a)(i))                               499,950           44,000

            ii)   Series B warrants, issued pursuant to
                  private placement (Note 8(a)(i))                               366,667           55,000

            iii)  Pursuant to debt settlement (Note 6(b))                      1,830,000           18,300

            iv)   Pursuant to private placement (Note 8(a)(iii))               2,580,000           51,600
                                                                                                  -------
                                                                                                  168,900
                                                                                                  =======

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004
                       Unaudited - Prepared by Management

11.   SUPPLEMENTAL CASH FLOW INFORMATION

================================================================================================================================
         Change in non-cash                                Three months ended Sept. 30,            Nine months ended Sept. 30,
            working capital                                  2004                2003               2004               2003
--------------------------------------------------------------------------------------------------------------------------------
        Accounts Receivable                              $  (182,647)       $  (111,597)       $  (202,372)       $   (63,965)
        Tax credits receivable                               697,545               --             (802,455)              --
        Prepaid and sundry                                    24,013           (123,363)           149,420           (120,224)
        Investment in film,
           television programs,
           and recordings                                   (137,324)          (549,654)        (3,288,489)          (851,632)
        Accounts payable                                      74,562            915,212           (607,761)         1,187,962
        Deferred income                                   (2,477,500)           (13,500)           681,469            (40,500)
--------------------------------------------------------------------------------------------------------------------------------
                                                         $(2,001,349)       $   117,098        $(4,070,188)       $   111,641
================================================================================================================================

================================================================================================================================
      Non-cash transactions
--------------------------------------------------------------------------------------------------------------------------------

        Settlement of long
           term debt by share
           issuance                                      $   232,505        $      --          $   232,505        $      --
        Accrued interest converted
           to long-term debt principal                   $   240,000        $      --          $   240,000        $      --
        Settlement of accounts payable
          by share issuance                              $   248,569        $      --          $   248,569        $      --
        Settlement of Loans from
          Related Parties by share
          issuance                                       $   471,708        $      --          $   471,708        $      --
        Operating expenses settled by
          share issuance                                 $   113,000        $      --          $   113,000        $      --

12.   INTEREST EXPENSE

                                                        Three months ended Sept. 30         Nine months ended Sept. 30

                                                            2004             2003              2004              2003
                                                            ----             ----              ----              ----
      Interest on long-term debt                         $  44,552        $  68,833         $ 159,800         $ 209,112
      Other interest                                         4,849           24,907            65,409            74,975
                                                         ---------        ---------         ---------         ---------
                                                            49,401           93,740           225,209           284,087

           Less: amounts capitalized                            --          (48,969)         (126,693)         (141,349)
                                                         ---------        ---------         ---------         ---------
                                                            49,401           44,771            98,516           142,738
           Less:  adjustments to prior
                     period estimates                           --             --            (164,076)               --
                                                         ---------        ---------         ---------         ---------
                                                         $  49,401        $  44,771         $ (65,560)        $ 142,738
                                                         =========        =========         =========         =========

                        DEVINE ENTERTAINMENT CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2004
                       Unaudited - Prepared by Management

13.   COMMITMENT

      (a) In February 2004, the company renewed the lease for its premises. The agreement expires May 31, 2009. Minimum annual rent commitments excluding occupancy costs are as follows:

                          2004                      $ 25,587
                          2005                        26,869
                          2006                        27,961
                          2007                        29,053
                          2008                        30,145

      (b)   The  company  has  employment   agreements  with  various  principal
            officers and employees. The agreements provide for minimum salary levels.

14.   EARNINGS (LOSS) PER COMMON SHARE

      (a)   Basic Shares

            Earnings per common share have been calculated using the weighted average number of participating shares outstanding during the relevant period. For the three month period ended September 30, 2004, the weighted average number of participating basic shares outstanding was 24,286,860 (2003 - 14,261,838). For the nine month period ended September 30, 2004, the weighted average number of participating basic shares outstanding was 19,245,570 (2003 - 14,261,838).

      (b)   Fully Diluted Shares

            The weighted average number of fully diluted shares outstanding for the three month period ended September 30, 2004 was 24,653,527 (2003
            - 14,261,838). For the nine month period ended September 30, 2004, the weighted average number of fully diluted shares was 19,369,135 (2003 - 14,261,838). For the nine month period ended September 30, 2004 options to purchase 1,927,000 common shares, warrants to purchase 5,459,950 common shares and convertible debentures, convertible into 3,301,600 common shares, were not included in the calculation of fully diluted earnings per share because of their anti-dilutive effect.

15.   SEGMENTED INFORMATION

      Geographical information, based on customer location, is as follows:

                                              Three months ended Sept. 30       Nine months ended Sept. 30
                                                   2004           2003                2004          2003
                                                   ----           ----                ----          ----
      Revenue
           Canada                              $ 2,498,500    $   28,000         $ 2,260,500    $   72,500
           United States                           190,000       157,000             628,500       410,000
           France                                     --            --               287,000          --
           Other                                   426,500          --               426,500         8,000
                                               -----------    ----------         -----------    ----------
                                               $ 3,115,000    $  185,000         $ 3,602,500    $ 4,90,500
                                               ===========    ==========         ===========    ==========

                        DEVINE ENTERTAINMENT CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2003

                        DEVINE ENTERTAINMENT CORPORATION

                                DECEMBER 31, 2003

                                    CONTENTS

                                                                         PAGE

AUDITORS' REPORT                                                          I

CONSOLIDATED FINANCIAL STATEMENTS

   Balance Sheet                                                          II

   Statement of Capital Deficiency                                        III

   Statement of Operations                                                IV

   Statement of Cash Flows                                                V

   Notes to Financial Statements                                          VI-XIX

                                                                          PAGE I

                                AUDITORS' REPORT

To The Shareholders Of
DEVINE ENTERTAINMENT CORPORATION

We have audited the consolidated balance sheet of DEVINE ENTERTAINMENT CORPORATION as at December 31, 2003 and 2002 and the consolidated statements of capital deficiency, operations and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants
Toronto, Ontario
May 10, 2004

                                                                         PAGE II

                        DEVINE ENTERTAINMENT CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 2003

                                     ASSETS

                                                         2003           2002
                                                     -----------    -----------

Cash                                                 $   742,431    $    34,969
Accounts receivable                                      199,871        145,480
Prepaid expenses and sundry assets                       167,665         39,337
Due from co-producers                                    437,750             --
Investment in film, television programs
  and recordings (Note 3)                              8,823,588      5,725,679
Deferred financing charges                                68,083        100,043
Property and equipment (Note 4)                           22,082         28,888
                                                     -----------    -----------
                                                     $10,461,470    $ 6,074,396
                                                     ===========    ===========

                                   LIABILITIES

Bank loans (Note 5)                                  $ 2,582,865    $ 1,582,719
Accounts payable and accrued liabilities               2,928,680      1,769,672
Long term debt (Note 6)                                5,208,746      4,052,841
Deferred revenue                                       1,977,501         54,340
                                                     -----------    -----------

                                                      12,697,792      7,459,572
                                                     -----------    -----------

                               CAPITAL DEFICIENCY

Capital stock (Note 11)                                9,393,316      9,393,316
Contributed surplus                                      284,803        284,803
Equity portion of long term debt (Note 6(b))             181,510        181,510
Deficit                                              (12,095,951)   (11,244,805)
                                                     -----------    -----------

                                                      (2,236,322)    (1,385,176)
                                                     -----------    -----------

                                                     $10,461,470    $ 6,074,396
                                                     ===========    ===========

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

   -------------------                                 -------------------
          Director                                            Director

                                                                        PAGE III

                        DEVINE ENTERTAINMENT CORPORATION

                  CONSOLIDATED STATEMENT OF CAPITAL DEFICIENCY

                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                                              Retained
                                                                                 Contributed     Equity       Earnings
                            Common Shares                   Warrants               Surplus      Component     (Deficit)
                           ---------------              ---------------          -----------    ---------     ---------
                           #             $              #              $              $             $             $

BALANCE,
January 1, 2002       13,184,915     9,093,316            --             --        284,803       331,510     (9,624,508)

ISSUED
- on issuance of
   warrants                   --            --       826,923        300,000             --            --             --
- on conversion of
   warrants            1,076,923       300,000      (826,923)      (300,000)            --      (150,000)            --

NET LOSS                      --            --            --             --             --            --     (1,620,297)
                      ----------     ---------     ---------      ---------        -------       -------    -----------

BALANCE,
December 31, 2002     14,261,838     9,393,316            --             --        284,803       181,500    (11,244,805)
                      ==========     =========     =========      =========        =======       =======    ===========

BALANCE,
December 31, 2003     14,261,838     9,393,316            --             --        284,803       181,510    (12,095,951)
                      ==========     =========     =========      =========        =======       =======    ===========

See accompanying notes to financial statements.

                                                                         PAGE IV

                        DEVINE ENTERTAINMENT CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                        FOR THE YEARS ENDED DECEMBER 31,

                                                          2003           2002
                                                     -----------    -----------

REVENUE                                              $   721,241    $   917,398
                                                     -----------    -----------

EXPENSES
  Operating                                              525,978        972,788
  Amortization - film, television
    programs and recordings                              470,497        604,922
          - equipment                                      6,806          8,989
  Interest (Note 7)                                      219,494        182,702
                                                     -----------    -----------

                                                       1,222,775      1,769,401
                                                     -----------    -----------

LOSS BEFORE THE FOLLOWING                               (501,534)      (852,003)
                                                     -----------    -----------
  Write-down of investment in film, television
    programs and recordings (Note 3)                     328,145        757,794
                                                     -----------    -----------

LOSS BEFORE TAXES                                       (829,679)    (1,609,797)

Income taxes                                              21,467         10,500
                                                     -----------    -----------

NET LOSS FOR THE YEAR                                $  (851,146)   $(1,620,297)
                                                     ===========    ===========

BASIC AND FULLY DILUTED LOSS PER SHARE (Note 12)     $     (0.06)   $     (0.12)
                                                     ===========    ===========

See accompanying notes to consolidated financial statements.

                                                                          PAGE V

                        DEVINE ENTERTAINMENT CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                        FOR THE YEARS ENDED DECEMBER 31,

                                                          2003          2002
                                                        --------       -------

OPERATING ACTIVITIES
  Net loss for the year                              $  (851,146)   $(1,620,297)
  Amortization - film, television
    programs and recordings                              470,497        604,922
             - equipment                                   6,806          8,989
             - financing charges                          31,960         30,418
  Write-down of investment in film, television
     programs and recordings                             328,145        757,794
                                                     -----------    -----------

                                                         (13,738)      (218,174)
                                                     -----------    -----------

  Change in non-cash components of working capital
    Accounts receivable                                  (54,391)       212,006
    Prepaid expenses and sundry assets                  (128,328)        22,723
    Investment in film, television programs
      and recordings                                  (3,896,551)      (456,803)
    Accounts payable and accrued liabilities           1,159,008        352,857
    Deferred revenue                                   1,923,161        (54,000)
                                                     -----------    -----------
                                                        (997,101)        76,783
                                                     -----------    -----------
                                                      (1,010,839)      (141,391)
                                                     -----------    -----------
FINANCING ACTIVITIES
  Increase in due from co-producers                     (437,750)            --
  Increase (Decrease) in bank loans                    2,150,185        (19,948)
  Increase in deferred financing charges                      --        (62,460)
  Increase (Decrease) in long term debt                    5,866        (40,087)
  Issuance of warrants                                        --        150,000
                                                     -----------    -----------
                                                       1,718,301         27,505
                                                     -----------    -----------
INVESTING ACTIVITY
  Purchase of property and equipment                          --           (973)
                                                     -----------    -----------

CHANGE IN CASH                                           707,462       (114,859)

CASH, BEGINNING OF YEAR                                   34,969        149,828
                                                     -----------    -----------
CASH, END OF YEAR                                    $   742,431    $    34,969
                                                     ===========    ===========
SUPPLEMENTAL DISCLOSURE
  Interest paid                                           52,218        134,080
  Income taxes paid                                       21,467         10,500

See accompanying notes to consolidated financial statements.

                                                                         PAGE VI

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002


1.    NATURE OF BUSINESS

      Devine   Entertainment   Corporation  ("the  company")  is  an  integrated
      developer and producer of high quality children's and family programs for worldwide television and film broadcast and home video markets.

      Television and film production and distribution is highly speculative and inherently risky. There can be no assurance of the economic success of such television and film programming since the revenues derived from the production and distribution (which do not necessarily bear a direct correlation to the production or distribution costs incurred) depend primarily upon their acceptance by the public.

      The success of the company's television and film programming also may be impacted by, among other factors, prevailing advertising rates, which are subject to fluctuation. Therefore, there is a substantial risk that some of all of the company's television projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

      While these financial statements have been prepared on the basis of accounting principles applicable to a going concern, several adverse conditions and events cast substantial doubt upon the validity of this assumption.

      The company has incurred significant operating losses over the past several fiscal years and has a significant capital deficiency.

      The company's continued existence is dependent upon its ability to restructure its financing arrangements and to restore and maintain profitable operations.

      If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

      (a)   Basis of Consolidation

            The consolidated financial statements include the accounts of Devine Entertainment Corporation and all of its wholly owned subsidiaries.

      (b)   Basis of Presentation

            As permitted by the American Institute of Certified Public Accountant's Statement of Position ("SOP") 00-2, "Accounting by Producers or Distributors of Films", the company has presented unclassified consolidated balance sheets.

            Certain reclassifications have been made to amounts reported in prior periods to conform to current presentation.

                                                                        PAGE VII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (c)   Revenue Recognition

            Revenue is derived from broadcast licensing agreements, government grants, royalties, distribution fees, the sale of distribution rights and the sale of home videos. All revenue is recognized upon meeting all recognition requirements of SOP 00-2. Revenue from broadcast licensing agreements, together with related costs, and government grants is recognized once the licensing periods have commenced, the programs are delivered and collection is reasonably assured. Revenue from royalties and distribution fees is recognized when received. Revenue from the sale of distribution rights is recognized when the film or television programs are substantially complete, the investors have irrevocably committed to acquire distribution rights and there is reasonable assurance of collectibility of proceeds. Revenue from the sale of home videos is recognized at the time of shipment. The company recognizes as revenue only the net benefits from sales to limited partnerships when the investor has irrevocably committed to acquire the equity. Amounts received and not recognized as revenue are recorded as deferred revenue.

      (d)   Investment in Film, Television Programs and Recordings

            Investment in film, television programs and recordings represent projects in progress and the unamortized costs of film, television programs and recordings, net of anticipated federal and provincial film production tax credits, which have been produced by the company or for which the company has acquired a copyright interest or the rights to future revenue. Such costs include development and production expenditures, capitalized overhead and financing costs and other costs, which are expected to benefit future periods. Under SOP 00-2 exploitation costs, including advertising and marketing costs, are being expensed as incurred. The company also has an interest in programs, which have been fully amortized in prior years and have no carrying value in these financial statements.

            If the property under development has not been set for production within 3 years, the costs associated with such property are written off to income.

            Amortization is determined based on the ratio that current gross film revenues bear to management's estimate of total remaining ultimate gross film revenue as of the beginning of the current fiscal year on a program by program basis (the "individual film forecast method"). Revenue and film costs are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a feature film or television program will result in an ultimate loss, additional amortization is recognized to the extent that capitalized film costs exceed estimated fair value. Such adjustments could have a material effect on the results of operations in future periods.

            Capitalized film costs are stated at the lower of unamortized cost or estimated fair value on an individual film basis. Fair market value is based on the discounted projected net cash flows. The determination of the projected net cash flows and discount rates are subjective in nature and involve uncertainties and matters of significant judgement by management.

                                                                       PAGE VIII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (e)   Property and Equipment

            Property and equipment are recorded at cost less accumulated amortization. Amortization is being provided for on the declining balance basis at the following annual rates.

                                 Computer and editing equipment          - 30%
                                 Furniture and fixtures                  - 20%

      (f)   Foreign Currency Translation

            Monetary assets and liabilities denominated in currencies other than Canadian dollars are translated at year-end exchange rates. Revenue, expenses and film production costs are translated at the rates prevailing at the times of the transactions. The gains or losses resulting from these translations are reflected in the statements of operations. The company's foreign wholly owned subsidiaries are considered to be fully integrated operations and therefore any exchange gain or loss is recorded in income.

      (g)   Government and Other Assistance

            The company has access to various programs and tax incentives that are designed to assist film and television producers in Canada. Government grants in respect of production assistance are recorded as revenue. Tax incentives, which are based on film and television production costs, are recorded as reductions of the related program costs. Grants received for operating costs are recorded as a reduction of the related costs.

      (h)   Stock-Based Compensation

            Effective January 1, 2003, the company changed its method of accounting for stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. The company utilizes the prospective application of the recognition provisions in accordance with the CICA Handbook,
            Section 3870.

      (i)   Future Income Taxes

            The company provides for income taxes using the asset and liability method, as required by the Canadian Institute of Chartered Accountants (CICA) Handbook section 3465. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates, which are expected to be in effect when the underlying items of income and expenses are expected to be realized.

                                                                         PAGE IX

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (j)   Estimates

            The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as additional information becomes available in the future.

            These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

      (k)   Cash and cash equivalents

            Cash and cash equivalents consist of cash in the bank and term deposits with a term less than 90 days.

      (l)   Deferred revenue

            Sales of rights and licences related to projects in progress are recorded as deferred revenue until revenue recognition parameters have been met.

3.    INVESTMENT IN FILM, TELEVISION PROGRAMS AND RECORDINGS

                                                    2003                       2002
                                                    ----                       ----
                                                Accumulated
                                     Cost       Amortization      Net           Net
                                     ----       ------------      ---           ---

Completed and acquired projects   $10,589,411   $ 6,099,186   $ 4,490,225   $ 4,992,091
Projects in progress                4,333,363            --     4,333,363       733,588
                                  -----------   -----------   -----------   -----------

                                  $14,922,774   $ 6,099,186   $ 8,823,588   $ 5,725,679
                                  ===========   ===========   ===========   ===========

      The company is committed to approximately $2,300,000 in costs to complete a film production.

      Annually, management reviews the estimate of total remaining ultimate revenue and the fair value of the capitalized film costs. As a result of the review, the company reduced the carrying value of its investment by $328,145 (2002 - $757,794).

                                                                          PAGE X
                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

4.    PROPERTY AND EQUIPMENT

                                               2003                   2002
                                               ----                   ----
                                           Accumulated
                                    Cost   Amortization     Net        Net
                                    ----   ------------     ---        ---

Computer and editing equipment   $160,174    $147,321    $ 12,853   $ 17,557
Furniture and fixtures             58,193      48,964       9,229     11,331
                                 --------    --------    --------   --------
                                 $218,367    $196,285    $ 22,082   $ 28,888
                                 ========    ========    ========   ========

5.    BANK LOANS                                         2003            2002
                                                         ----            ----
      Term loan bearing interest at 6 3/4% per
      annum, repayable in monthly payments of
      $4,200 plus interest, secured by a
      general security agreement, an
      assignment of insurance and guarantees
      by the officers of the company for
      $30,000. The loan was repaid during the
      year.                                             $    --       $    4,200

      Non-revolving term line of credit to a
      maximum of $3,155,463, bearing interest
      at 1 1/2% per annum above Banque
      Nationale de Paris (Canada) Canadian
      prime. This loan is partially re-
      payable by assignment of government film
      tax credits in the approximate amount of
      $1,450,000 and is secured by a "first
      ranking" general security agreement on
      all present and future assets of Devine
      Entertainment Corporation, a pecuniary
      loss indemnity insurance policy in the
      amount of $2,280,000, a laboratory
      pledgeholder agreement and insurance
      coverage. On March 15, 2003 the debt was
      paid by a third party insurance company.
      See note 6                                             --        1,150,039


      Term loan bearing interest at 3% per
      annum above the Business Development
      Bank of Canada floating lease rate,
      repayable in monthly payments of $10,400
      plus interest, secured by a general
      security agreement and joint and several
      guarantees of two key officers of the
      company for 15% of outstanding balance
      of the loan. The company has committed
      to pay an additional .1252% of the
      consolidated revenues of the company for
      each year the loan is outstanding which
      will be included as interest costs.               270,400          270,400
                                                       --------       ----------

                 Carried forward............           $270,400       $1,424,639
                                                       ========       ==========

                                                                         PAGE XI

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

5.    BANK LOANS (Continued)                             2003            2002
                                                         ----            ----

                 Brought forward............           $270,400       $1,424,639

      Term loan bearing interest at 1% per
      annum above the Business Development
      Bank of Canada floating lease rate,
      repayable in monthly payments of $4,160,
      secured by a general security agreement
      and joint and several guarantees of two
      key officers of the company for 15% of
      outstanding balance of loan.                      158,080          158,080


      Term loan bearing interest at a
      fluctuating per annum rate equal to
      1.25% plus the Base Rate of the Comerica
      Bank, repayable on November 30, 2004,
      secured by a general security agreement
      against all the assets of one of the
      100% owned subsidiaries of Devine
      Entertainment Corporation.                      2,154,385               --
                                                     ----------       ----------

                                                     $2,582,865       $1,582,719
                                                     ==========       ==========


      Subsequent to December 31, 2003, the two term loans owing to the Business Development Bank of Canada were settled for the following consideration; $128,500 and 100,000 common shares with a fair market value of $10,000 as at April 5, 2004.

      Interest on the above term loans totalled $61,104 (2002 - $120,889).

                                                                        PAGE XII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

6.    LONG TERM DEBT

                                                      2003               2002
                                                      ----               ----

  Convertible debentures (a)                       $1,279,290        $1,279,290
  Long term loan I (b)                              2,773,551         2,773,551
  Long term loan II (c)                             1,155,905                --
                                                   ----------        ----------
                                                   $5,208,746        $4,052,841
                                                   ==========        ==========

      (a)   Convertible Debentures 2003 2002

   Principal
    Issued
   - February 1996 (i)                            $    75,000        $   75,000
   - December 2000 (ii)                               550,000           550,000
   - December 2000 (iii)                              835,800           835,800
                                                   ----------        ----------

                                                    1,460,800         1,460,800

   Less - equity component                           (181,510)         (181,510)
                                                   ----------        ----------

                                                  $ 1,279,290       $ 1,279,290
                                                   ==========        ==========

      (i) The company issued a 7.5% $100,000 redeemable convertible subordinated debenture in February 1996. This debenture was to mature on December 31, 2000. The debenture was convertible at the holder's option into common shares at any time prior to maturity at a conversion rate of $1.50 per share.

            Management renegotiated repayment terms of this debenture at an increased interest rate of 10%. The principal was re-payable in four quarterly payments during 2001 of $25,000 plus interest. The first instalment was made in April 2001. The company is still in default on the second, third and fourth instalments. As at December 31, 2003 there remains an outstanding balance of $75,000 on this debenture.

      (ii) The company issued 550,000 units of debentures and warrants in December 2000 for $550,000 less costs of $85,000 for net proceeds to the company of $465,000. Each unit consists of a $1.00 debenture and 1 immediately separable warrant. The redeemable convertible subordinated debentures mature on December 31, 2005, bear interest at 10.5% per annum, and are payable semi-annually. The debentures are convertible at the holders' option into common shares at any time prior to maturity on the basis of one common share per $0.50 principal amount of debenture. The debentures are subordinated to certain senior indebtedness of the company.

                                                                       PAGE XIII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

6.    LONG TERM DEBT (Continued)

      (iii) On December 19, 2000, the company obtained the approval of the holders of the 7.5% debentures issued December, 1995 to: (i) extend the maturity date to December 31, 2002; (ii) reduce the conversion rate to $0.50 per common share; (iii) increase the rate of interest applicable to 10.5% per annum; (iv) issue to the holders of the debentures one warrant for each $1.00 principal amount held by such holder; and (v) to secure the 7.5% debentures by way of a floating charge over all of the company's assets, such floating charge to be subordinated to all existing and future "Senior Indebtedness" and "Permitted Encumbrances" and to rank pari passu with identical security to be granted to holders of up to $1,000,000 principal amount of convertible debentures issued by the company on December 21, 2000.

            The company is currently renegotiating the terms of these debentures with the holders.

      (b)   Long term loan I

            On February 26, 2002, an agreement was made between the Royal Bank and third party investors. The investors acquired the Royal bank loan of $2,773,551. The terms of the loan remain the same; demand loans bearing interest at 1.5% per annum above Royal Bank prime, secured by a first general security agreement, assignment, direction and acknowledgment agreements in respect of each of the license agreements, pecuniary loss indemnity, postponement of guarantors' claims, completion bond, assignment of federal and Ontario tax credits, assignment of mortgage of distributor's rights, assignment of copyright and any and all future revenue with respect to commercial exploitation of "The Inventors' Specials" television programs and a security interest in all rights in and to "The Inventors' Specials" television programs

            The company has the option to convert the acquired debt into debt equal to the purchase price plus expenses together with an issuance of 2,042,000 common shares. The resulting debt bears interest at 9% per annum, is payable monthly and will be amortized over a period of 3 years.

      (c)   Long term loan II

            In March 2003, a third party insurance company paid out the Nationale de Paris (Canada) loan as per the original loan agreement. According to the agreement, Banque Nationale de Paris (Canada) security is subrogated to the insurer. The terms of the loan remain the same; this loan is partially re-payable by assignment of government film tax credits in the approximate amount of $1,450,000 and is secured by a "first ranking" general security agreement on all present and future assets of Devine Productions Artists Ltd.

                                                                        PAGE XIV

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

7.    INTEREST EXPENSE

                                                           2003          2002
                                                           ----          ----

Interest on long-term debt                               $ 337,199    $ 213,118
Interest on bank loans                                      61,104      120,889
                                                         ---------    ---------
                                                           406,859      334,007
Interest income                                                 (8)         (64)
                                                         ---------    ---------
                                                           406,851      333,943

Interest capitalized to film and television programs      (187,357)    (151,241)
                                                         ---------    ---------

                                                         $ 219,494    $ 182,702
                                                         =========    =========

8.    INCOME TAXES

      Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Significant components of net future tax assets are as noted below.

                                                     2003                2002
                                                     ----                ----

Tax depreciation in excess of
  accounting amortization                        $  (597,108)       $  (577,878)
Net operating loss carry-forward                   7,053,709          6,677,421
                                                 -----------        -----------
                                                   6,456,601          6,100,313
Valuation allowance                               (6,456,601)        (6,100,313)
                                                 -----------        -----------
Net future tax liabilities                       $        --        $        --
                                                 ===========        ===========

      In assessing the realizability of future assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

      The valuation allowance was provided against the net future tax assets at December 31, 2003 and 2002 due to uncertainties as to their ultimate realization.

                                                                         PAGE XV

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

9.    FINANCIAL INSTRUMENTS

      Fair values approximate amounts at which financial instruments could be exchanged between willing parties, based on current markets for instruments of the same risk, principal and remaining maturities. Fair values are based on estimates using valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows, which reflect varying degrees of risk.

      Therefore, due to the use of subjective judgement and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

      (i)   Fair Value

            The carrying values of cash and term deposits, accounts receivable, income tax and film tax credits receivable, bank loans, convertible debenture issued in February 1996 (Note 6(a)(i)) and accounts payable and accrued liabilities approximate fair value due to their short-term maturity and normal credit terms.

            The fair value of the convertible debentures issued in December 2000 has been estimated by first calculating the present value of the liability component using a discount factor and then assigning to the equity component the difference between the proceeds of the debenture and the fair value of the liability component. The estimated discount factor used approximated the market interest rates at December 31, 2003 and 2002. Accordingly, the carrying amounts of the convertible debentures approximate fair value.

      (ii)  Credit Risk

            The company's accounts receivable are subject to credit risk. The company continually monitors its positions with and credit quality of the organizations, which are counterpart to its accounts receivable and does not anticipate non-performance. The majority of the accounts receivable are amounts due from a limited number of licenses and distributors of video cassettes.

      (iii) Currency Risk

            The company is subject to currency risk through its activities in the United States and other countries. Unfavourable changes in the exchange rate may affect the operating results of the company.

            The company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the company may enter into forward exchange contracts to mitigate the associated risks. There were no forward exchange contracts outstanding at December 31, 2003 and 2002.

                                                                        PAGE XVI

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

10.   COMMITMENTS

      (a) The company leases its premises under an agreement expiring May 31, 2004. The annual commitments including occupancy costs are noted below. Subsequent to year end the company has renewed its lease up to May 31, 2008. The annual commitments including occupancy costs are noted below

                          2004                        $53,000
                          2005                         55,000
                          2006                         57,000
                          2007                         59,000
                          2008                         61,000

      (b)   The  company  has  employment   agreements  with  various  principal
            officers and employees. The agreements provide for minimum salary levels.

      (c) The company has entered into contractual agreements for creative talent related to future film production.

11.   CAPITAL STOCK

      (a) Authorized - an unlimited number of common shares and Class "A" shares.

      (b)   Issued - common shares

                                                     Number             $ Amount
                                                     ------             --------

Balance, December 31, 2001                         13,184,915          9,093,316

Common shares issued                                1,076,923            300,000
                                                   ----------          ---------
Balance, December 31, 2002                         14,261,838          9,393,316

Common shares issued                                       --                 --
                                                   ----------          ---------
Balance, December 31, 2003                         14,261,838          9,393,316
                                                   ==========          =========

      (c)   Stock Option Plan

            Under the terms of a stock option plan approved by the shareholders, the company is authorized to grant directors, officers, employees and others options to purchase common shares at prices based on the market price of shares as determined on the date of grant.

                                                                       PAGE XVII

                        DEVINE ENTERTAINMENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

11.   CAPITAL STOCK (Continued)

      (c)   Stock Option Plan (Continued)

            Common shares have been reserved for stock options on the following basis.


                                Weighted Average                        Number
                                   Remaining          Weighted      Exercisable at
   Range of           Number      Contractual          Average        December 31,   Weighted Average
Exercise Price     Outstanding       Life          Exercise Price        2003         Exercise Price
--------------     -----------       ----          --------------        ----         --------------
$0.15 - 0.75        1,927,000       3 Years             0.41          1,927,000            0.41
============        =========       =======             ====          =========            ====

            Prior to 2003, the company used the intrinsic value method to account for its stock-based compensation plan. As such, stock-based compensation was recorded if, on the date of grant, the current fair value of each underlying common shares exceeded the exercise price per share. Pro-forma information regarding net loss and loss per share for the year ended December 31, 2002 was required by the CICA Handbook, Section 3870, and had been determined as if the Company had accounted for its employee stock options under the fair value of the options issued. The weighted average fair value of the options granted during the year ended December 31, 2002 was estimated to be $0.02. The fair value of the options was estimated at the date of grant using the Numa option-pricing model with the following assumptions

                                                     2002
                                                     ----

                         Risk-free interest rate      6%

                         Expected Life               5 years

                         Expected volatility         80%

                         Dividend yield               0


                        DEVINE ENTERTAINMENT CORPORATION

                                                                      PAGE XVIII

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

11.   CAPITAL STOCK (Continued)

      (c)   Stock Option Plan (Continued)

            If compensation and other service costs for the company's stock options had been determined for the year ended December 31, 2002 based upon the fair value at grant date for awards under the plan consistent with the methodology prescribed under the CICA Handbook 3870, the company's net loss and net loss per share would be as follows.

                                                     2003               2002
                                                     ----               ----
Net Loss
  Historical                                    $  (851,146)      $  (1,620,297)
  Pro-forma                                        (851,146)         (1,698,297)

Basic and diluted loss per share
  Historical                                          (0.06)              (0.12)
  Pro-forma                                           (0.06)              (0.12)

      (d)   Warrants

            Common shares have been reserved for warrants on the following basis:

                                                              Exercise  Weighted
                                               Warrants        Price    Average
                                               --------        -----    -------
                                                                 $        $
Outstanding and Exercisable

Balance at December 31, 2001 and 2002         1,385,800      0.50-1.00   0.80

Issued                                          826,923         0.40     0.40

Converted to common shares                     (826,923)        0.40     0.40

Expired                                        (835,800)        1.00     1.00
                                              ---------         ----     ----

Balance at December 31, 2003                    550,000         0.50     0.50
                                              =========         ====     ====

The warrants expire as noted below.
December 31, 2005                                                     550,000

                        DEVINE ENTERTAINMENT CORPORATION

                                                                        PAGE XIX

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

12.   LOSS PER COMMON SHARE

      Loss per common share have been calculated using the weighted average number of participating shares outstanding during the relevant period. For the year ended December 31, 2003, the weighted average number of participating shares outstanding was 14,261,838 (2002 - 13,723,377). No material dilution of these per share amounts would result if all the outstanding options and warrants were exercised and debentures converted. Options to purchase 1,927,000 common shares, warrants to purchase 550,000 common shares and convertible debentures outstanding at the year-end convertible into 2,821,600 common shares were not included in the calculation of fully diluted earnings per share because of their anti-dilutive effect.

13.   RELATED PARTY TRANSACTIONS

      The costs of film and television programs in progress include $292,599 (2002 - $168,259) incurred for writing, direction and production services paid to a company controlled by two of the directors. These transactions have been measured at exchange amount, which is the amount of consideration established and agreed to by the related parties and which the management believes reflect prevailing market rates. Included in accounts payable at December 31, 2003 was $532,410 (2002 - $173,012).

14.   SEGMENTED INFORMATION

      The company operates in one business segment, being production and distribution of motion pictures, primarily in North America.


15.   COMPARITVE FIGURES

      Certain of the comparative figures have been reclassified to conform with the current year's presentation.

                                    PART III

Item 1. Index to Exhibits.

--------------------------------------------------------------------------------
                                                                Sequential Page
  Exhibit No.    Description of Exhibit                         Number
  -----------    ----------------------                         ----------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  3.1            Articles of Incorporation of the Company,
                 as amended                                           *
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  3.2            By-Laws of the Company
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  4.1            Specimen Form of Common Share Certificate            *
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  10.1           Option Plan of the Company
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  21.1           Subsidiaries of the Company                          *
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  99.1           Form F-X of the Company
--------------------------------------------------------------------------------

----------
*     To be filed by amendment.

Item 2. Description of Exhibits.

      See "Item 1. Index to Exhibits."

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Devine Entertainment Corporation

                                                By: /s/  David Devine
                                                    ----------------------------
                                                    Name:  David Devine
                                                    Title: President

Date: February 16, 2005